EXX - Exxaro Resources Limited - News Release 14 Aug 2008

EXX
EXX
EXX - Exxaro Resources Limited - News Release
Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

NEWS RELEASE

EXXARO`S REVIEWED GROUP FINANCIAL RESULTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2008

HIGHLIGHTS

- Record coal operating profit of R935 million
- Headline earnings per share up 53%
- Interim dividend of 175 cents per share
- 14,6Mtpa coal supply to new Medupi power station agreed

Diversified South African-based resources group Exxaro Resources Limited (Exxaro) today reported revenue of R5,8 billion for the six months ended 30 June 2008, an increase of 19% over the comparative period last year.

"A highlight of the reporting period was the R935 million contribution to group operating profit from the coal business which represents a 138% increase on its contribution in the same period in 2007. This was due to strong demand for product, higher sales volumes and significant price increases," said Sipho Nkosi, Exxaro`s chief executive officer.

The group`s net operating profit, however, decreased 10% by R85 million to R806 million due to lower profits in the base metals business and a significant loss in the mineral sands business.

"The base metals business delivered lower operating profit in line with declining zinc prices while generally depressed mineral sands prices, lower volumes and a persistent strong Australian dollar had a major adverse effect on the operating results of the mineral sands business," said Nkosi.

A weaker average exchange rate of R7,54 to the US dollar was realised compared to R7,33 for the corresponding period in 2007. The continued strengthening of the Australian dollar to the US dollar, from an average of 0,81 US cents in the six-month period to 30 June 2007 to 0,93 US cents in the period under review, however, impacted negatively on the financial results of the mineral sands operation in Australia.

EARNINGS

Attributable earnings which include the group`s 20% interest in the after-tax profits of Sishen Iron Ore Company (Pty) Ltd (SIOC) amounting to R735 million, increased by 48% from R839 million to R1,2 billion or 363 cents per share. Headline earnings of R1,3 billion are 54% higher than for the corresponding period of R839 million while headline earnings per share increased from 246 cents to 377 cents.

CASH FLOW

Cash retained from operations of R1,5 billion was primarily used to fund taxation payments of R216 million, the final dividend for the 2007 financial year of R348 million and capital expenditure of R465 million. Of this amount, R221 million was invested in new capacity and R244 million applied to sustaining and environmental capital.

Net cash inflow was R481 million higher at R791 million compared to the corresponding period in 2007 resulting from higher cash generation from operations and a R352 million dividend receipt from SIOC in March 2008.

Net debt of R483 million at 31 December 2007 has changed into a net cash position of R240 million at 30 June 2008 due to the delays in effecting the committed payment of R2,4 billion, subject to the disclosed price adjustments, for the acquisition of the net assets of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg on completion of the conversion and cession process of their mining rights to the group.

SAFETY, HEALTH AND ENVIRONMENT

The group remains committed to achieving a working environment that is fatality and injury free. Its safety awareness and preventative programmes have been enhanced by a focus on hazard identification and visible felt leadership.

"Regrettably, despite ongoing interventions, two fatalities were suffered during the period under review. Improvement of the average lost time injury frequency rate (LTIFR) per 200 000 man-hours worked of 0,45 for the year to date against a target of 0,21 and compared to 0,36 achieved at the end of 2007, remains a key objective," said Nkosi.

The group is further committed to achieving industry health sector targets by 2013. Following an assessment of its operations, programmes to ensure mitigation of risks from noise and dust are being implemented. In line with the HIV/Aids strategy, the aim is to improve voluntary counselling and testing (VCT) enrolment by creating a conducive environment for disclosure and treatment participation. VCT participation increased to 42% of employees with the prevalence rate unchanged at 13%.

All the group`s operations have fully compliant Environmental Management Programmes required under the Mineral and Petroleum Resources Development Act (MPRDA) and the National Environmental Management Act (NEMA) which is one of the key indicators of ensuring that Exxaro remains a sustainable business. A total of 71% of operations are certified under both the international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The target to have all operations fully compliant by December 2008 is on track.

ACQUISITION OF NAMAKWA SANDS AND BLACK MOUNTAIN

The conversion applications for Namakwa Sands, Black Mountain and Gamsberg were approved after the reporting period based on submissions by Anglo American to the Department of Minerals and Energy (DME).

The group will acquire a 26% interest in Black Mountain/Gamsberg and assume operational control of Namakwa Sands on completion of the registration and cession of the mining rights.

CONVERSION OF MINING RIGHTS

Conversion of the group`s former Kumba Resources old order mining rights was granted subsequent to the end of the reporting period enabling the group to process the registration of the rights.

Regular engagement with the DME takes place to ensure the approval of the applications for conversion of the former Eyesizwe old order mining rights which were submitted to the DME in June 2008, as well as the approval of applications for new order mining rights for a number of mineral sands and coal deposits.

CHANGES TO THE BOARD

Mrs PKV Ncetezo resigned from the board with effect from 30 April 2008. The board wishes to thank her for her services as a director and member of the Transformation Remuneration Human Resources and Nominations committee of the board.

Mr MJ Kilbride will retire as chief operating officer and executive director on 31 August 2008. The board expresses its appreciation for his contribution to the group.

The board welcomes Ms SEA Mngomezulu, nominated by Basadi ba Kopane Investments (Pty) Limited of the empowerment women`s group consortium, who has been appointed to the board as non-executive director subsequent to the end of the reporting period.

The board is also pleased to announce that Mr J van Rooyen has been appointed as an independent non-executive director and member of the Audit, Risk and Compliance committee on 13 August 2008.

OUTLOOK

The group will benefit from higher coal volumes to leverage off the current buoyant coal prices. Improved mineral sands commodity price prospects are expected to be offset by a continued strong Australian dollar and the impact of the rebuild of Furnace 2 at KZN Sands. Operating results from the base metals business are not expected to improve in the second half of 2008 due to the lower zinc prices.

Significant increases in labour, fuel and electricity costs will continue to have an adverse effect on the operating results of the businesses under the group`s management. Nevertheless, the group should deliver significantly improved earnings in the second half of 2008 mainly due to the favourable coal and iron ore market conditions. A strengthening Rand will negatively impact on US dollar denominated income.

INTERIM DIVIDEND

The directors have declared an interim dividend number 11 of 175 cents per share in respect of the 2008 interim period. The dividend has been declared in South African currency and is payable to shareholders recorded in the records of the company at close of business on Friday 19 September 2008.

Ends

- View or download the full results announcement on www.exxaro.com
- See Addendum 1 for Operational highlights; Addendum 2 for Growth opportunities

Editor`s Note:

Exxaro is one of the largest South African-based diversified resources groups, with interests in the coal, mineral sands, base metals, industrial minerals and iron ore commodities. www.exxaro.com

Enquiries:

Trevor Arran
Executive General Manager: Corporate Affairs & Strategy
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

ADDENDUM 1:

OPERATIONAL HIGHLIGHTS

OPERATIONS

Coal

Production of power station coal was 1 288kt higher at 18,1Mt than for the comparative period in 2007 with both the Eskom tied and commercial mines achieving higher production. Matla, after obtaining regulatory approval of a river diversion and through improved efficiencies, increased production by 299kt to offset the impact of the second half of 2007 face break which negatively affected production in the first quarter of 2008. Arnot, in turn, increased production by 311kt as an optimisation project focusing on throughput that commenced in February 2008, has already shown positive results.

Various on-mine initiatives at the commercial operations of Grootegeluk and Leeuwpan aimed at meeting the increased demand of 679kt from Eskom were complemented by the mining of new reserves at the North Block Complex (NBC) which delivered increased product volumes of 251kt.

Lower coking coal production of 109kt compared to the corresponding period in 2007, was due to challenging geological and mining conditions at Tshikondeni.

Production of steam coal was 20% higher at 2 427kt due to the accelerated start-up of Inyanda in the latter part of 2007 to mitigate the loss of production at New Clydesdale (NCC) following the closure of the underground operations during 2007. Higher steam coal production at Leeuwpan mine of 98kt resulted from increased overburden removal with a view to additional run of mine production for 2008.

Sales to Eskom increased by approximately 1,3Mt on the back of increased demand while other domestic sales remained largely in line with the comparative period in 2007.

Export sales increased 58% on higher international demand supported by increased export allocation at the Richards Bay Coal Terminal (RBCT). Two new mines, Inyanda and Mafube, are in the process of ramping-up and have already contributed to increased production and sales.

The 32% increase in revenue from the tied mines for the period under review results from increased volumes and the higher operating cost that is recoverable, while the 68% increase in revenue from the commercial mines is due to higher local and international selling prices, increased volumes and a weaker local currency.

On the back of the substantially higher revenue, the coal business achieved a

record operating income of R935 million for the six months ended 30 June 2008 at an operating margin of 26%, a 138% improvement on the same period in 2007 despite inflationary pressures primarily in the cost of fuel, labour and electricity.

Mineral Sands

KZN Sands

KZN Sands reported lower production volumes following the significant damage caused to Furnace 2 after the water ingress incident at the end of February 2008 as previously reported. Furnace 1, however, delivered good production results. More than 50kt of slag was tapped in the period under review representing an equivalent of 93% of cold feed design capacity, a new record. Low manganese pig iron production was lower resulting from the decreased slag throughput while ilmenite production was aligned with the lower smelter feed requirements compared to the comparative period in 2007. Zircon and rutile production were marginally lower than the comparative period due to declining mineral grades in the mine area while awaiting approval of the mining rights for adjacent mining areas.

Revenue was R20 million lower while net operating profit remained in line with the corresponding period in 2007, at a loss of R27 million as a result of the loss of production from the furnace outage. The net operating loss includes the derecognition of damaged Furnace 2 assets of R52 million and a write-down of the crude ilmenite stockpile by R14 million.

The originally planned four-month maintenance shut on Furnace 2 has been brought forward following the water ingress incident. Current estimates suggest that the repairs to the furnace will result in additional downtime. Completion is scheduled for December 2008 with first metal tap in January 2009. The proceeds of an insurance claim have not been recognised in the results under review.

Continued investigations into optimising the hearth technology at KZN Sands are ongoing, with feasibility study results expected at the end of 2008.

Australia Sands

With the dredge mining operations proceeding through a lower grade area of the mine during 2008, production of heavy mineral concentrate (HMC) was lower than that of the corresponding period in 2007. As a result of the restricted HMC supply, mineral production is also lower. Initiatives to improve recoveries of both zircon and rutile have partially assisted in countering the impact of the lower HMC production.

Synthetic rutile (SR) production was higher in the period under review following the SR kiln shut in the first half of 2007. The benefits of that shut have since been realised with stable operating conditions being experienced which in turn have yielded an increase in production.

Pigment production was lower in the period under review due to plant downtime associated with the rebuild of all four chlorinators at the Kwinana pigment plant and an interruption in gas supply during the first quarter of 2008. Various initiatives currently underway should result in an improvement of production in the second half of 2008.

Substantial price increases in process chemicals and energy consumables, as well as a regional gas supply crisis which resulted in higher gas prices, offset somewhat by slightly higher pigment prices, resulted in net operating profit declining significantly from a profit of R36 million in the previous comparative period to a loss of R139 million. In addition, the strength of the Australian dollar against the US dollar continues to negatively impact on the profitability of the business. This was partially offset by currency hedging gains of A$2,6 million (R17,6 million) during the period under review. Currency hedging of US$40 million at an average rate of US cents 94 to the Australian dollar is in place for the remainder of 2008.

Base Metals

Production of zinc concentrate at the Rosh Pinah mine was 47kt, 11% lower than the comparative period in 2007. The lower production volumes were mainly the result of plant stoppages and instability due to equipment failures at the crushing and flotation circuits of the plant. A capital replacement programme for the flotation circuit is planned for early 2009 while that for the crushing circuit is planned for completion during the second half of 2008.

Production of zinc metal at the Zincor refinery was 47kt, 8% lower than the comparative period in 2007. This was as a direct result of electricity load shedding and power rationing that also led to instability in plant operating conditions. The group expects that zinc production in the second half of 2008 will continue to be affected by power rationing as well as the planned rebuild of the two smaller roasters and major maintenance at the cell house. Zinc metal sales were 12% higher when compared to the previous period in 2007 due to good local demand.

Revenue for the six months to 30 June 2008 decreased some 25% mainly as a result of lower zinc prices. The average zinc price realised for the period under review was US$2 272 per tonne, approximately 36% lower than the price recorded in the previous comparative period in 2007.

Net operating profit declined significantly as a result of lower revenue coupled with higher operating cost. The cost increases were driven by higher than inflation increases in electricity, fuel and labour as well as higher maintenance costs. Zinc metal inventories were written down to net realisable value by R45 million for the period under review.

Production at the Chifeng refinery in which the group owns an effective 22% interest has been fully ramped up to beyond its name plate capacity of 110ktpa. Equity accounted income increased by R11 million to R18 million compared to the corresponding period in 2007 due to additional production and sales volumes.

The divestment of a 43% interest in Rosh Pinah Zinc Corporation (Pty) Limited (RPZC) to Namibian shareholder groupings, reducing the group`s shareholding to an effective 50,04% from 1 July 2008, was completed in June 2008.

In terms of the transaction, RPZC declared a dividend of R435 million of which R405 million is payable to the group. Shareholders` loans of R80 million were extended to Rosh Pinah of which Exxaro provided R75 million.

As part of the transaction, an employee empowerment participation scheme entitling eligible employees to share in 3% of RPZC`s future dividend payments, has been created.

At 30 June 2008, a total of 12kt representing 40% of Rosh Pinah`s projected lead sales and 63kt representing 47% of the projected zinc sales, was hedged. Subsequent to the end of the period the hedging programme to accommodate the stand-alone bank funding was completed. A total of 20,1kt of lead sales is hedged forward until 2011 at an average price per tonne of US$1 756 and 93kt of zinc sales at an average price per tonne of US$2 187.

ADDENDUM 2:

GROWTH OPPORTUNITIES

Coal

In July 2008 Eskom and the coal business reached agreement on the supply for 45 years of 14,6Mtpa of power station coal from Grootegeluk mine to Eskom`s adjacent Medupi power station which is currently under construction. This agreement is inclusive of the 8,5Mtpa of power station coal to the Medupi power station which was agreed to in March 2007. The agreement is subject to the final approval by the Eskom board. Exxaro board approval for the coal supply agreement and the implementation of the project to expand the Grootegeluk mine at a capital cost of R9 billion, was given on 12 August 2008.

Construction of the Sintel char plant at the Grootegeluk mine for the production of reductants for the ferroalloy industry at a total capital cost of R389 million is behind schedule. This is due to delays experienced with the construction contractors. Ramp-up of the facility commenced in August 2008 with full production of 160ktpa estimated to be reached in the first half of 2009.

A feasibility study to investigate the viability of producing high quality market coke from semi-soft coking coal produced at Grootegeluk mine is progressing well with first results expected by the end of 2008.

Commissioning of the beneficiation plant at the R290 million Inyanda mine was successfully completed in the second quarter of 2008. It is expected that full production of up to 1,5Mtpa of product mostly for the export market, will be achieved by the end of 2008.

Commissioning of the Mafube expansion project at a capital cost of R1,9

billion in which the group is a 50:50 joint venture partner with Anglo Coal, has been completed and ramp-up to full capacity is expected to be reached by the end of 2008. At full production the mine will produce 3Mtpa of export steam coal and 2Mtpa of power station coal.

All mining authorisations and regulatory approvals for mining of the Eerstelingsfontein reserves near Belfast to supply 1Mtpa of product to the local market have been obtained. Production is planned to commence in the third quarter of 2008, with full production expected by the first quarter of 2009.

Exploration of the hard coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia, continues to progress according to schedule. Exploration is mainly focused on geophysical work to delineate long-wall mining resources although the potential for other mining methods has not been excluded. Moranbah South has the potential to produce large volumes of premium quality hard coking coal.

Implementation of the development of the Diepspruit reserve at New Clydesdale (NCC) has commenced with the aim to produce its first coal by the end of 2008. The R136 million project will produce 1,3Mtpa run-of-mine coal for beneficiation at NCC for supply to the export steam coal market.

As part of the group`s long-term strategy to leverage the strategic advantage that it enjoys in the Waterberg coal field, exploration programmes have been put in place and discussions continue with potential high volume long term off-takers of coal.

Several on-site power generation projects are being investigated.

Mineral Sands

The Toliara Sands project`s feasibility study for the Ranobe deposit in south-western Madagascar is progressing. Further process and metallurgical test work is being undertaken on the ilmenite product from this deposit. An aerial radiometric and a magnetic survey is planned for the northern Monombo-Marombe area.

Implementation of the Tiwest Kwinana pigment plant expansion project for an additional 40ktpa production has been approved by the board and will be completed by 2010. The group will fund 100% of the A$100 million expansion project. Tronox Inc., the group`s Tiwest joint venture partner, has the option to contribute its share of the capital at its discretion throughout the project until a date two years from commissioning of the expansion.

The Dongara feasibility study which forms part of the Tiwest joint venture is in process and will be completed during 2009. As a result of the increased life expectancy of the Tiwest current dry mine operation at Cooljarloo, production at Dongara is planned to commence in 2011. The Dongara deposit has the potential to provide feedstock for the Tiwest mineral separation plant for six years. Further exploration at Cooljarloo West has also been approved by the joint venture partners.

Construction of the Fairbreeze mine south of the existing Hillendale mine in KwaZulu-Natal can commence on approval of the mining right. Current estimates for production start-up is late 2010. The feasibility study of the Port Durnford deposit located to the south-west of the current Hillendale operations will be completed in 2009. This mine could supply the KwaZulu-Natal furnaces for longer than 20 years, if proven viable.

A drilling campaign to confirm previous drill results at the Centane deposit in the Eastern Cape is currently underway.

Base Metals

An investment was made in exploration assets in Turkey. The exploration area includes zinc, lead, copper and iron ore prospects. A total of R56 million was expensed for the period on acquisition and exploration costs. The acquisition cost of the investment was allocated to intangible assets (exploration rights) and subsequently expensed as the exploration activities are still in the early stages.

The feasibility study to expand the Chifeng refinery by a further 100ktpa was completed during the six months to June 2008. The group reviewed the prospect and concluded that the planned expansion does not meet its investment criteria culminating in a decision not to participate in the expansion project.

AlloyStream

The completion of the pre-feasibility study for Furnace 1, which is designed to demonstrate the technology on commercial ferromanganese production, has been delayed from its scheduled completion in the second half of 2008 as a result of the power shortages in South Africa. The project will have to be relocated to a site where sufficient power is available and supply guaranteed. The Coega Industrial Development Zone is a potential alternative location that is currently under investigation.

Ends

Date: 14/08/2008 07:06:21 Produced by the JSE SENS Department.

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EXX
EXX
EXX - Exxaro Resources Limited - Reviewed group interim financial results and physical information for the six-month period ended 30 June 2008
Exxaro Resources Limited
Registration number: 2000/011076/06
JSE share code: EXX
ISIN code: ZAE000084992
ADR code: EXXAY
Reviewed group interim financial results and physical information for the six-month period ended 30 June 2008
- Record coal operating profit of R935 million
- Headline earnings per share up 53%
- Interim dividend of 175 cents per share
- 14,6Mtpa coal supply to new Medupi power station agreed

Condensed group income statement

	6 months ended 30 June 2008 Reviewed Rm	6 months ended 30 June 2007 Reviewed Rm	12 months ended 31 Dec 2007 Audited Rm
Revenue	5 782	4 852	10 157
Operating expenses	(4 976)	(3 961)	(8 713)
Net operating profit	806	891	1 444
Net financing costs (note 4)	(87)	(109)	(215)
Share of income from investments and equity accounted investments	753	401	730
Profit before taxation (note 2)	1 472	1 183	1 959
Income tax expense	(226)	(330)	(512)
Profit for the period	1 246	853	1 447
Profit attributable to:			
Owners of the parent	1 244	839	1 427
Minority interest	2	14	20
Profit for the period	1 246	853	1 447
Ordinary shares (million)			
- in issue	354	352	353
- weighted average number of shares	343	341	341
- diluted weighted average number of shares	359	354	355
Attributable earnings per share (cents)			
- basic	363	246	418
- diluted	347	237	402

Group statement of comprehensive income

	6 months ended 30 June 2008 Reviewed Rm	6 months ended 30 June 2007 Reviewed Rm	12 months ended 31 Dec 2007 Audited Rm
Profit for the period	1 246	853	1 447
Other comprehensive income:			
Exchange differences on translating foreign operations	582	174	176
Cash flow hedges	143	(47)	(39)
Share of comprehensive income of associates	42	33	46
Share-based payment movement	62	38	133
Income tax relating to components of other comprehensive income	(64)		2

Other comprehensive income for the period, net of tax	765	198	318
Total comprehensive income for the period	2 011	1 051	1 765
Total comprehensive income attributable to:			
Owners of the parent	2 005	1 037	1 749
Minority interest	6	14	16
Total comprehensive income for the period	2 011	1 051	1 765

RECONCILIATION OF HEADLINE EARNINGS

	Gross	Tax	Net
Rm Rm Rm			
6 months ended 30 June 2008			
Net profit attributable to owners of the parent			1 244
Adjusted for:			
- IAS 16: Impairment of property, plant and equipment	7		7
- IAS 16: Reversal of impairment of property, plant and equipment	(1)		(1)
- IAS 16: Gains or losses on disposal of property, plant and equipment	58	(16)	42
Headline earnings	64	(16)	1 292
6 months ended 30 June 2007			
Net profit attributable to owners of the parent			839
Adjusted for:			
- IAS 16: Impairment of property, plant and equipment	6		6
- IAS 16: Gains or losses on disposal of property, plant and equipment	2	(1)	1
- IAS 28: Share of associate`s IAS 16 - gains or losses on disposal of property, plant and equipment	(1)		(1)
- IAS 36: Impairment reversal of assets	(6)		(6)
Headline earnings	1	(1)	839
Year ended 31 December 2007			
Net profit attributable to owners of the parent			1 427
Adjusted for:			
- IAS 16: Impairment of property, plant and equipment	23		23
- IAS 16: Gains or losses on disposal of property, plant and equipment	17	(5)	12
- IAS 28: Share of associate`s IAS 16 - gains or losses on disposal of property, plant and equipment	(3)	1	(2)
- IAS 28: Share of associate`s IAS 39 - recycling of remeasurements from equity to the income statement, including a hedge of net investment in a foreign entity but excluding cash flow hedges	(7)	1	(6)
- IAS 36: Impairment reversal of assets	(6)		(6)
Headline earnings	24	(3)	1 448

	6 months ended 30 June	6 months ended 30 June	12 months ended 31 Dec
2008 2007 2007			
	Reviewed Rm	Reviewed Rm	Audited Rm

Headline earnings per share (cents)			
- basic	377	246	425
- diluted	360	237	408

Condensed group statement of financial position

	At 30 June 2008 Reviewed Rm	At 30 June 2007 Reviewed Rm	At 31 Dec 2007 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	8 655	7 743	8 235
Biological assets	30	26	30
Intangible assets	95	74	76
Investments in unlisted associates and joint ventures (note 5)	1 231	724	757
Deferred tax	818	701	732
Other financial assets (note 5)	1 115	1 046	1 031
	11 944	10 314	10 861
Current assets			
Inventories	1 656	1 645	1 531
Trade and other receivables	2 088	1 633	1 931
Cash and cash equivalents	1 664	857	850
	5 408	4 135	4 312
Non-current assets classified as held for sale	2	95	2
Total assets	17 354	14 544	15 175
EQUITY AND LIABILITIES			
Capital and reserves			
Equity attributable to owners of the parent	11 478	9 276	9 804
Minority interest	27	29	19
Total equity	11 505	9 305	9 823
Non-current liabilities			
Interest-bearing borrowings	1 283	1 299	1 259
Non-current provisions	1 442	1 168	1 329
Deferred tax	1 204	1 097	1 077
	3 929	3 564	3 665
Current liabilities			
Trade and other payables	1 592	1 436	1 449
Interest-bearing borrowings	141	131	74
Current tax payable	164	82	137
Current provisions	23	26	27
	1 920	1 675	1 687
Total equity and liabilities	17 354	14 544	15 175
Net (cash)/debt (note 8)	(240)	573	483
Net asset value per share (cents)	3 242	2 635	2 778
Capital expenditure			
- incurred	465	396	1 296
- contracted	715	417	450
- authorised but not contracted	1 036	693	1 278
Capital expenditure contracted relating to captive mines Tshikondeni, Arnot and Matla, which will be financed by ArcelorMittal SA Limited and Eskom respectively	477	444	72
Commitment relating to the acquisition of Namakwa Sands and a 26% interest in Black Mountain (Pty) Limited from Anglo Operations Limited, subject to price adjustments	2 353	2 353	2 353

Contingent liabilities (note 9)	496	166	201
Contingent assets (note 10)	216		
Operating lease commitments	90	122	127

Condensed group statement of cash flows

	6 months ended	6 months ended	12 months ended
	30 June	30 June	31 Dec
	2008 Reviewed Rm	2007 Reviewed Rm	2007 Audited Rm
Cash retained from operations	1 523	1 199	2 308
- net financing costs	(45)	(64)	(116)
- tax paid	(216)	(309)	(462)
- dividends paid (note 6)	(348)	(4)	(223)
Cash used in investing activities			
- capital expenditure	(465)	(396)	(1 296)
- proceeds from disposal of property, plant and equipment	3	10	50
- acquisition of subsidiary (note 7)	(30)	(8)	(8)
- investments acquired	(69)	(184)	(249)
- dividends from investments and equity accounted investments	352	71	379
- other	86	(5)	5
Net cash inflow	791	310	388
Net cash flow from financing activities			
- cash flows from issue of shares	17	100	114
- increase in minority loans	1		
- borrowings raised/(repaid)	5	(468)	(567)
Net increase/(decrease) in cash and cash equivalents	814	(58)	(65)
Special purpose entities consolidated		9	9
Cash and cash equivalents at beginning of period	850	906	906
Cash and cash equivalents at end of period	1 664	857	850

Group statement of changes in equity

	Share capital Rm	Share premium Rm
Balance at 31 December 2006	4	5 135
Total comprehensive income		
Issue of share capital(1)		9
Share placement(2)		91
- issue		640
- re-purchase		(460)
- expenses		(89)
Prior year dividend in specie reclassification		(3 186)
Special purpose entities now consolidated		
Minority share buy-out		
Balance at 30 June 2007	4	2 049
Total comprehensive income		
Dividends paid		
Issue of share capital(1)		14
Special purpose entities now consolidated		
Transfer to retained income		
Minority share buy-out		
Balance at 31 December 2007	4	2 063
Total comprehensive income		
Dividends paid		
Issue of share capital(1)		17

Minority share additional contributions		
Balance at 30 June 2008	4	2 080
Dividend paid per share (cents) in respect of the previous financial year	160	
Dividend declared per share (cents) in respect of this interim period(3)	175	

(1) Issued to the Kumba Resources Management Share Trust due to options exercised.

(2) Re-purchase of 10 million shares from Anglo South Africa Capital (Pty) Limited on 13 April 2007 at R45.99 per share and subsequent re-issue of 10 million new Exxaro shares at R64 per share. Secondary Tax on Companies (STC) on the share re-purchase of R57.5 million is included in profit for the period.

(3) The STC payable on dividends will be nil after taking into account STC credits.

Group statement of changes in equity (continued)

	Other components of equity			
	Foreign currency translation reserve Rm	Financial instruments revaluation reserve Rm	Equity settled reserve Rm	Insurance reserve Rm
Balance at 31 December 2006	379	24	802	
Total comprehensive income	174	(48)	72	
Issue of share capital(1)				
Share placement(2)				
- issue				
- re-purchase				
- expenses				
Prior year dividend in specie reclassification				
Special purpose entities now consolidated				
Minority share buy-out				
Balance at 30 June 2007	553	(24)	874	
Total comprehensive income	(26)	31	110	
Dividends paid				
Issue of share capital(1)				
Special purpose entities now consolidated				
Transfer to retained income			(16)	
Minority share buy-out				
Balance at 31 December 2007	527	7	968	
Total comprehensive income	573	106	74	
Dividends paid				
Issue of share capital(1)				
Minority share additional				

contributions			
Balance at 30 June 2008	1 100	113	1 042
Dividend paid per share (cents) in respect of the previous financial year			
Dividend declared per share (cents) in respect of this interim period(3)			

(1) Issued to the Kumba Resources Management Share Trust due to options exercised.
(2) Re-purchase of 10 million shares from Anglo South Africa Capital (Pty) Limited on 13 April 2007 at R45.99 per share and subsequent re-issue of 10 million new Exxaro shares at R64 per share. Secondary Tax on Companies (STC) on the share re-purchase of R57.5 million is included in profit for the period.
(3) The STC payable on dividends will be nil after taking into account STC credits.

Group statement of changes in equity (continued)

	Retained income	Attributable to owners of the parent	Minority interest	Total equity
	Rm	Rm	Rm	Rm
Balance at 31 December 2006	1 798	8 142	27	8 169
Total comprehensive income	839	1 037	14	1 051
Issue of share capital(1)		9		9
Share placement(2)		91		91
- issue		640		640
- re-purchase		(460)		(460)
- expenses		(89)		(89)
Prior year dividend in specie reclassification	3 186			
Special purpose entities now consolidated	(3)	(3)		(3)
Minority share buy-out			(12)	(12)
Balance at 30 June 2007	5 820	9 276	29	9 305
Total comprehensive income	597	712	2	714
Dividends paid	(208)	(208)	(11)	(219)
Issue of share capital(1)		14		14
Special purpose entities now consolidated	10	10		10
Transfer to retained income	16			
Minority share buy-out			(1)	(1)
Balance at 31 December 2007	6 235	9 804	19	9 823

Total comprehensive income	1 252	2 005	6	2 011
Dividends paid	(348)	(348)		(348)
Issue of share capital(1)		17		17
Minority share additional contributions			2	2
Balance at 30 June 2008	7 139	11 478	27	11 505
Dividend paid per share (cents) in respect of the previous financial year				
Dividend declared per share (cents) in respect of this interim period(3)				

(1) Issued to the Kumba Resources Management Share Trust due to options exercised.
(2) Re-purchase of 10 million shares from Anglo South Africa Capital (Pty) Limited on 13 April 2007 at R45.99 per share and subsequent re-issue of 10 million new Exxaro shares at R64 per share. Secondary Tax on Companies (STC) on the share re-purchase of R57.5 million is included in profit for the period.
(3) The STC payable on dividends will be nil after taking into account STC credits.

Notes to the reviewed financial statements

1. Basis of preparation

The format of the condensed interim report has been revised to bring it in line with the amendments to International Accounting Standard 34, Interim Financial Reporting. IAS 34 has been amended following the revision of IAS 1, Presentation of Financial Statements and IFRS 8, Operating Segments. These amendments have been early adopted.

This condensed interim report complies with International Accounting Standard 34, Interim Financial Reporting, and schedule 4 part iv of the South African Companies Act. The group financial results have been prepared on the historical cost basis excluding financial instruments and biological assets, which are fair valued, and conform to International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2007, except for the early adoption of IFRS 8, Operating Segments and IAS 1, Presentation of Financial Statements.

The implementation of IFRS 8 has led to differences in the basis of segmentation compared to previous periods. As a result, new operating segments have been identified. IAS 1 and IFRS 8 are disclosure standards and have no other impact on the measurement or recognition of items included in the condensed interim report and accordingly the adoption thereof has had no effect on the profit or equity for the period.

	6 months ended 30 June 2008 Reviewed Rm	6 months ended 30 June 2007 Reviewed Rm	12 months ended 31 Dec 2007 Audited Rm
2. Profit before tax is arrived at after including:			

Depreciation and amortisation	(415)	(368)	(763)
Financing costs	(141)	(153)	(311)
Interest income	54	44	96
Net realised foreign currency exchange gains/(losses)	107	(2)	(42)
Net unrealised foreign exchange losses	(17)	(41)	(32)
Derivative instruments held for trading	25	(4)	61
Fair value adjustment on financial instruments	(7)	29	51
Impairment charges (note 3)	(6)		(17)
Net deficit on disposal of property, plant and equipment	(58)	(2)	(17)

3. Impairment charges

Impairment of property, plant and equipment	(7)	(6)	(23)
Reversal of impairment of property, plant and equipment	1		
Reversal of impairment of other investments		6	6
Total impairments before and after tax	(6)		(17)

4. Net financing costs

Interest expense and loan costs	67	78	153
Finance leases	31	30	59
Interest income	(54)	(44)	(96)
Net interest expense	44	64	116
Interest adjustment on non-current provisions	43	45	99
Net financing cost as per income statement	87	109	215

5. Investments

Unlisted investments in associates - directors` valuation	14 338	8 900	9 110
Unlisted investments included in other financial assets - directors` valuation	360	333	328

6. Dividends paid

Cash dividends	348		211
Cash dividends paid to minorities relating to previous year		4	12
Total dividends paid	348	4	223

7. Business combinations

On 11 April 2008, the group acquired 76% of the issued share capital of Exxaro Madencilik Sanayi Ve Ticaret A.S., Turkey, which is included in the other segment results.

The acquired business contributed neither revenue nor operating profits to the group for the period from 11 April 2008 to 30 June 2008.

Details of assets acquired are as follows:

- cash paid on acquisition	(30)
- fair value of assets acquired	30
Fair value of assets acquired - intangible assets	30
Fair value of net assets	30
Total purchase consideration	(30)
Cash outflow on acquisition of subsidiary	(30)

8. Net cash/debt

Net cash/debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

9. Contingent liabilities

Includes guarantees in the normal course of business from which it is anticipated that no material liabilities will arise. This includes guarantees to banks and other institutions. The increase in 2008 is mainly attributable to guarantees issued to the Department of Minerals and Energy in respect of environmental liabilities on immediate closure of mining operations.

10. Contingent asset

An outstanding insurance claim for the Furnace 2 incident at Exxaro TSA Sands (Pty) Limited for which it is probable that settlement will be received in the second half of 2008.

11. Related party transactions

The company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

12. Post-balance sheet event

During June 2008 the group announced an empowerment deal involving Rosh Pinah Zinc Corporation (Pty) Limited, whereby Exxaro`s effective interest is reduced from 93,9% to 50,04% in favour of a number of Namibian shareholder groupings. The effective date of the empowerment transaction is 1 July 2008.

13. JSE Limited requirements

The interim announcement has been prepared in accordance with the listing requirements of the JSE Limited.

14. Corporate governance

The group complies in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

15. Auditors` review

The interim results have been reviewed by the company`s auditors, Deloitte & Touche. Their unmodified review opinion is available for inspection at the company`s registered office.

Unaudited physical information (`000 tonnes)

	6 months ended 30 June 2008	6 months ended 30 June 2007	12 months ended 31 Dec 2007
Coal			
Production			
- Power station	18 118	16 830	34 246
*Tied mines(1)	8 962	8 353	16 732
*Commercial mines	9 156	8 477	17 514
- Coking	1 370	1 479	2 962
*Tied mines	171	242	463
*Commercial mines	1 199	1 237	2 499
- Other commercial operations	2 427	2 016	4 112
Total	21 915	20 325	41 320
Sales			
- Eskom	17 880	16 604	34 226
*Tied mines	8 942	8 337	16 699
*Commercial mines	8 938	8 267	17 527
- Other domestic	2 607	2 572	5 237
*Tied mines	200	214	449
*Commercial mines	2 407	2 358	4 788
- Export commercial operations	1 284	813	1 821
Total	21 771	19 989	41 284
Mineral Sands - RSA			
Production			

- Ilmenite	133	187	367
- Zircon	16	19	34
- Rutile	7	9	17
- Pig iron	29	48	90
- Scrap pig iron	8	9	20
- Chloride slag	56	77	150
- Sulphate slag	10	14	26
Sales			
- Ilmenite	20	30	50
- Zircon	22	14	27
- Rutile	7	9	18
- Pig iron	39	45	91
- Scrap pig iron	6	4	8
- Chloride slag	49	81	163
- Sulphate slag	6	8	29
Mineral Sands - Australia(2)			
Production			
- Ilmenite	85	111	216
- Zircon	13	19	36
- Rutile	6	8	17
- Synthetic rutile	56	48	100
- Leucoxene	6	8	16
- Pigment	22	26	54
Sales			
- Ilmenite		10	20
- Zircon	14	16	29
- Rutile	5	2	16
- Synthetic rutile	27	21	57
- Leucoxene	8	7	17
Base metals			
Production			
- Zinc concentrate	47	53	95
- Zinc metal	60	61	124
- Zincor	47	51	101
- Chifeng(3)	13	10	23
- Lead concentrate	12	11	22
Zinc metal sales			
- Domestic	51	45	93
- Export	15	12	29
Total	66	57	122
Lead concentrate sales			
- Export	7	7	19

(1) Tied mines refer to mining operations that supply their entire production to either Eskom or ArcelorMittal SA Limited in terms of contractual agreements.
(2) The production and sales tonnes reflect Exxaro Sands Australia`s 50% interest in the Tiwest joint venture with Tronox Inc., Western Australia.
(3) The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.

COMMENTS

OPERATING RESULTS

Comments are based on a comparison of the group`s reviewed financial results and physical information for the six-month periods ended 30 June 2008 and 2007 respectively.

The coal business continued to benefit from strong demand, higher sales volumes and significant price increases. The base metals business delivered lower operating profit in line with declining zinc prices while generally depressed mineral sands prices, lower volumes and a persistent strong Australian dollar had a major adverse effect on the operating results of the mineral sands business.

Revenue increased by 19% to R5 782 million while net operating profit decreased by R85 million to R806 million due to lower profits in the base metals business

and a significant loss in the mineral sands business.
A weaker average exchange rate of R7,54 to the US dollar was realised compared to R7,33 for the corresponding period in 2007. The continued strengthening of the Australian dollar to the US dollar, from an average of 0,81 US cents in the six-month period to 30 June 2007 to 0,93 US cents in the period under review, however, impacted negatively on the financial results of the mineral sands operation in Australia.

EARNINGS

Attributable earnings, which includes the group`s 20% interest in the after-tax profits of Sishen Iron Ore Company (Pty) Limited (SIOC) amounting to R735 million, increased by 48% from R839 million to R1 244 million or 363 cents per share.
Headline earnings of R1 292 million are 54% higher than for the corresponding period of R839 million while headline earnings per share increased from 246 cents to 377 cents.

CASH FLOW

Cash retained from operations of R1 523 million was primarily used to fund taxation payments of R216 million, the final dividend for the 2007 financial year of R348 million and capital expenditure of R465 million. R221 million of this amount was invested in new capacity and R244 million applied to sustaining and environmental capital.
Net cash inflow was R481 million higher at R791 million compared to the corresponding period in 2007 resulting from higher cash generation from operations and a R352 million dividend receipt from SIOC in March 2008.
Net debt of R483 million at 31 December 2007 has changed into a net cash position of R240 million at 30 June 2008 due to the delays in effecting the committed payment of R2 353 million, subject to the disclosed price adjustments, for the acquisition of the net assets of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg on completion of the conversion and cession process of their mining rights to the group.

SAFETY, HEALTH AND ENVIRONMENT (SHE)

The group remains committed to achieving a working environment that is fatality and injury free. Its safety awareness and preventative programmes have been enhanced by a strong focus on hazard identification and visible felt leadership. Regrettably, despite ongoing interventions, two fatalities were suffered during the period under review. Improvement of the average lost time injury frequency rate (LTIFR) per two hundred thousand man-hours worked of 0,45 for the year to date against a target of 0,21 and compared to 0,36 achieved at the end of 2007, remains a key objective.
The group is further committed to achieving industry health sector targets by 2013. Following an assessment of its operations, programmes to ensure mitigation of risks from noise and dust are being implemented. In line with the HIV/Aids strategy, the current focus is to improve voluntary counselling and testing (VCT) enrolment by creating a conducive environment for disclosure and treatment participation. VCT participation increased to 42% of employees with the prevalence rate unchanged at 13%.
All the group`s operations have fully compliant Environmental Management Programmes required under the Mineral and Petroleum Resources Development Act (MPRDA) and the National Environmental Management Act (NEMA) which is one of the key indicators of ensuring that Exxaro remains a sustainable business. 71% of operations are certified under both the international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The target to have all operations fully compliant by December 2008 is on track.

REPORTED SEGMENT RESULTS

Implementation of a new International Financial Reporting Standard (IFRS 8) on operating segments has led to differences in the basis of disclosure of segmentation compared to previous periods. The revised segments are based on the group`s different products and operations as well as the physical location of these operations and associated products.

Segment results

6 months	6 months	12 months
ended	ended	ended
30 June	30 June	31

	2008	2007	December 2007
Reviewed Reviewed Audited			
	Rm	Rm	Rm
Revenue			
Coal	3 597	2 319	5 087
Tied operations	1 106	838	1 768
Commercial operations	2 491	1 481	3 319
Mineral Sands	1 035	1 040	2 172
KZN Sands	460	480	984
Australia Sands	575	560	1 188
Base Metals	1 063	1 416	2 732
Rosh Pinah	244	577	941
Zincor	1 032	1 358	2 558
Inter-segmental	(213)	(519)	(767)
Other	87	77	166
Total - external revenue	5 782	4 852	10 157
Net operating profit/(loss)			
Coal	935	393	885
Tied operations	72	50	88
Commercial operations	863	343	797
Mineral Sands	(166)	8	(97)
KZN Sands	(27)	(28)	(157)
Australia Sands	(139)	36	60
Base Metals	89	502	688
Rosh Pinah	57	330	457
Zincor	69	192	298
Other	(37)	(20)	(67)
Other	(52)	(12)	(32)
Total	806	891	1 444

OPERATIONS

Coal

Production of power station coal was 1 288kt higher at 18,1Mt than for the comparative period in 2007 with both the Eskom tied and the commercial mines achieving higher production. Matla, after obtaining regulatory approval of a river diversion and through improved efficiencies, increased production by 299kt to offset the impact of the second half of 2007 face break which negatively affected production in the first quarter of 2008. Arnot in turn increased production by 311kt as an optimisation project focusing on throughput that commenced in February 2008, has already shown positive results.

Various on-mine initiatives at the commercial operations of Grootegeluk and Leeuwpan aimed at meeting the increased demand of 679kt from Eskom, were complemented by the mining of new reserves at the North Block Complex (NBC) which delivered increased product volumes of 251kt.

Lower coking coal production of 109kt compared to the corresponding period in 2007, was due to challenging geological and mining conditions at Tshikondeni.

Production of steam coal was 20% higher at 2 427kt due to the accelerated start-up of Inyanda in the latter part of 2007 to mitigate the loss of production at New Clydesdale (NCC) following the closure of the underground operations during 2007. Higher steam coal production at Leeuwpan mine of 98kt resulted from increased overburden removal with a view to additional run of mine production for 2008.

Sales to Eskom increased by approximately 1,3Mt on the back of increased demand while other domestic sales remained largely in line with the comparative period in 2007.

Export sales increased by 58% on higher international demand supported by increased export allocation at the Richards Bay Coal Terminal (RBCT). Two new mines, Inyanda and Mafube, are in the process of ramping-up and have already contributed to increased production and sales.

The 32% increase in revenue from the tied mines for the period under review results from increased volumes and the higher operating cost that is recoverable, while the 68% increase in revenue from the commercial mines is due to higher local and international selling prices, increased volumes and a weaker

local currency.
On the back of the substantially higher revenue the coal business achieved a record operating income of R935 million for the six months ended 30 June 2008 at an operating margin of 26%, a 138% improvement on the same period in 2007 despite inflationary pressures primarily in the cost of fuel, labour and electricity.

Mineral Sands

KZN Sands

KZN Sands reported lower production volumes following the significant damage caused to Furnace 2 after the water ingress incident at the end of February 2008 as previously reported. Furnace 1, however, delivered good production results. More than 50kt of slag was tapped in the period under review representing an equivalent of 93% of cold feed design capacity, a new record. Low manganese pig iron production was lower resulting from the decreased slag throughput while ilmenite production was aligned with the lower smelter feed requirements compared to the comparative period in 2007. Zircon and rutile production were marginally lower than the comparative period due to declining mineral grades in the mine area while awaiting approval of the mining rights for adjacent mining areas.
Revenue was R20 million lower while net operating profit remained in line with the corresponding period in 2007, at a loss of R27 million as a result of the loss of production from the furnace outage. The net operating loss includes the derecognition of damaged Furnace 2 assets of R52 million and a write-down of the crude ilmenite stockpile by R14 million.
The originally planned four-month maintenance shut on Furnace 2 has been brought forward following the water ingress incident. Current estimates suggest that the repairs to the furnace will result in additional downtime. Completion is scheduled for December 2008 with first metal tap in January 2009. The proceeds of an insurance claim have not been recognised in the results under review.
Continued investigations into optimising the hearth technology at KZN Sands are ongoing, with feasibility study results expected at the end of 2008.

Australia Sands

With the dredge mining operations proceeding through a lower grade area of the mine during 2008, production of heavy mineral concentrate (HMC) was lower than that of the corresponding period in 2007. As a result of the restricted HMC supply, mineral production is also lower. Initiatives to improve recoveries of both zircon and rutile have partially assisted in countering the impact of the lower HMC production.
Synthetic rutile (SR) production was higher in the period under review following the SR kiln shut in the first half of 2007. The benefits of that shut have since been realised with stable operating conditions being experienced which in turn have yielded an increase in production.
Pigment production was lower in the period under review due to plant downtime associated with the rebuild of all four chlorinators at the Kwinana pigment plant and an interruption in gas supply during the first quarter of 2008.
Various initiatives currently underway should result in an improvement of production in the second half of 2008.
Substantial price increases in process chemicals and energy consumables, as well as a regional gas supply crisis which resulted in higher gas prices, offset somewhat by slightly higher pigment prices, resulted in net operating profit declining significantly from a profit of R36 million in the previous comparative period to a loss of R139 million. In addition, the strength of the Australian dollar against the US dollar continues to negatively impact on the profitability of the business. This was partially offset by currency hedging gains of A$2,6 million (R17,6 million) during the period under review. Currency hedging of US$40 million at an average rate of US cents 94 to the Australian dollar is in place for the remainder of 2008.

Base Metals

Production of zinc concentrate at the Rosh Pinah mine was 47kt, 11% lower than the comparative period in 2007. The lower production volumes were mainly the result of plant stoppages and instability due to equipment failures at the crushing and flotation circuits of the plant. A capital replacement programme for the flotation circuit is planned for early 2009 while that for the crushing

circuit is planned for completion during the second half of 2008.
Production of zinc metal at the Zincor refinery was 47kt, 8% lower than the comparative period in 2007. This was as a direct result of electricity load shedding and power rationing that also led to instability in plant operating conditions. The group expects that zinc production in the second half of 2008 will continue to be affected by power rationing as well as the planned rebuild of the two smaller roasters and major maintenance at the cell house. Zinc metal sales were 10% higher when compared to the previous period in 2007 due to good local demand.
Revenue for the six months to 30 June 2008 decreased some 25% mainly as a result of lower zinc prices. The average zinc price realised for the period under review was US$2 272 per tonne, approximately 36% lower than the price recorded in the previous comparative period in 2007.
Net operating profit declined significantly as a result of lower revenue coupled with higher operating cost. The cost increases were driven by higher than inflation increases in electricity, fuel and labour as well as higher maintenance costs. Zinc metal inventories were written down to net realisable value by R45 million for the period under review.
Production at the Chifeng refinery in which the group owns an effective 22% interest has been fully ramped up to beyond its name plate capacity of 110ktpa. Equity accounted income increased by R11 million to R18 million compared to the corresponding period in 2007 due to additional production and sales volumes.
The divestment of a 43% interest in Rosh Pinah Zinc Corporation (Pty) Limited (RPZC) to Namibian shareholder groupings, reducing the group`s shareholding to an effective 50,04% from 1 July 2008, was completed in June 2008.
In terms of the transaction, RPZC declared a dividend of R435 million of which R405 million is payable to the group. Shareholders` loans of R80 million were extended to Rosh Pinah of which Exxaro provided R75 million.
As part of the transaction, an employee empowerment participation scheme entitling eligible employees to share in 3% of RPZC`s future dividend payments, has been created.
At 30 June 2008, a total of 12kt representing 40% of Rosh Pinah`s projected lead sales and 63kt representing 47% of the projected zinc sales, were hedged. Subsequent to the end of the period the hedging programme to accommodate the stand alone bank funding, was completed. A total of 20,1kt of lead sales are hedged forward until 2011 at an average price per tonne of US$1 756 and 93kt of zinc sales at an average price per tonne of US$2 187.
GROWTH OPPORTUNITIES
Coal
In July 2008 Eskom and the coal business reached agreement on the supply for 45 years of 14,6Mtpa of power station coal from Grootegeluk mine to Eskom`s adjacent Medupi power station which is currently under construction. This agreement is inclusive of the 8,5Mtpa of power station coal to the Medupi power station which was agreed to in March 2007. The agreement is subject to the final approval by the Eskom board. Exxaro board approval for the coal supply agreement and the implementation of the project to expand the Grootegeluk mine at a capital cost of R9 billion, was given on 12 August 2008.
Construction of the Sintel char plant at the Grootegeluk mine for the production of reductants for the ferroalloy industry at a total capital cost of R389 million is behind schedule. This is due to delays experienced with the construction contractors. Ramp-up of the facility commenced in August 2008 with full production of 160ktpa estimated to be reached in the first half of 2009.
A feasibility study to investigate the viability of producing high quality market coke from semi-soft coking coal produced at Grootegeluk mine is progressing well with first results expected by the end of 2008.
Commissioning of the beneficiation plant at the R290 million Inyanda mine was successfully completed in the second quarter of 2008. It is expected that full production of up to 1,5Mtpa of product mostly for the export market, will be achieved by the end of 2008.
Commissioning of the Mafube expansion project at a capital cost of R1,9 billion in which the group is a 50:50 joint venture partner with Anglo Coal, has been completed and ramp-up to full capacity is expected to be reached by the end of 2008. At full production the mine will produce 3Mtpa of export steam coal and

2Mtpa of power station coal.
All mining authorisations and regulatory approvals for mining of the Eerstelingsfontein reserves near Belfast to supply 1Mtpa of product to the local market have been obtained. Production is planned to commence in the third quarter of 2008, with full production expected by the first quarter of 2009.
Exploration of the hard coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia, continues to progress according to schedule. Exploration is mainly focused on geophysical work to delineate long-wall mining resources although the potential for other mining methods has not been excluded. Moranbah South has the potential to produce large volumes of premium quality hard coking coal.
Implementation of the development of the Diepspruit reserve at New Clydesdale (NCC) has commenced with the aim to produce its first coal by the end of 2008. The R136 million project will produce 1,3Mtpa run of mine coal for beneficiation at NCC for supply to the export steam coal market.
As part of the group`s long-term strategy to leverage the strategic advantage that it enjoys in the Waterberg coal field, exploration programmes have been put in place and discussions continue with potential high volume long term off-takers of coal.
Several on-site power generation projects are being investigated.
Mineral Sands
The Toliara Sands project`s feasibility study for the Ranobe deposit in south-western Madagascar is progressing. Further process and metallurgical test work is being undertaken on the ilmenite product from this deposit. An aerial radiometric and a magnetic survey is planned for the northern Monombo-Marombe area.
Implementation of the Tiwest Kwinana pigment plant expansion project for an additional 40ktpa production has been approved by the board and will be completed by 2010. The group will fund 100% of the A$100 million expansion project. Tronox Inc., the group`s Tiwest joint venture partner has the option to contribute its share of the capital at its discretion throughout the project until a date two years from commissioning of the expansion.
The Dongara feasibility study which forms part of the Tiwest joint venture is in process and will be completed during 2009. As a result of the increased life expectancy of the Tiwest current dry mine operation at Cooljarloo, production at Dongara is planned to commence in 2011. The Dongara deposit has the potential to provide feedstock for the Tiwest mineral separation plant for six years. Further exploration at Cooljarloo West has also been approved by the joint venture partners.
Construction of the Fairbreeze mine south of the existing Hillendale mine in KwaZulu-Natal, can commence on approval of the mining right. Current estimates for production start-up is for late 2010. The feasibility study of the Port Durnford deposit located to the south-west of the current Hillendale operations will be completed in 2009. This mine could supply the KZN furnaces for longer than 20 years, if proven viable.
A drilling campaign to confirm previous drill results at the Centane deposit in the Eastern Cape is currently underway.
Base Metals
An investment was made in exploration assets in Turkey. The exploration area includes zinc, lead, copper and iron ore prospects. A total of R56 million was expensed for the period on acquisition and exploration costs. The acquisition cost of the investment was allocated to intangible assets (exploration rights) and subsequently expensed as the exploration activities are still in the early stages.
The feasibility study to expand the Chifeng refinery by a further 100ktpa was completed during the six months to June 2008. The group reviewed the prospect and concluded that the planned expansion does not meet its investment criteria culminating in a decision not to participate in the expansion project.
AlloyStream
The completion of the pre-feasibility study for Furnace 1, which is designed to demonstrate the technology on commercial ferromanganese production, has been delayed from its scheduled completion in the second half of 2008 as a result of the power shortages in South Africa. The project will have to be relocated to a

site where sufficient power is available and supply guaranteed. The Coega Industrial Development Zone is a potential alternative location that is currently under investigation.

ACQUISITION OF NAMAKWA SANDS AND BLACK MOUNTAIN

The conversion applications for Namakwa Sands, Black Mountain and Gamsberg were approved after the reporting period based on submissions by Anglo American to the Department of Minerals and Energy (DME).

The group will acquire a 26% interest in Black Mountain/Gamsberg and assume operational control of Namakwa Sands on completion of the registration and cession of the mining rights.

CONVERSION OF MINING RIGHTS

Conversion of the group`s former Kumba Resources old order mining rights was granted subsequent to the end of the reporting period enabling the group to process the registration of the rights.

Regular engagement with the DME takes place to ensure the approval of the applications for conversion of the former Eyesizwe old order mining rights which were submitted to the DME in June 2008 as well as the approval of applications for new order mining rights for a number of mineral sands and coal deposits.

CHANGES TO THE BOARD

Mrs PKV Ncetezo resigned from the board with effect from 30 April 2008. The board wishes to thank her for her services as a director and member of the Transformation Remuneration Human Resources and Nominations committee of the board.

Mr MJ Kilbride will retire as chief operating officer and executive director on 31 August 2008. The board expresses its appreciation for his contribution to the group.

The board welcomes Ms SEA Mngomezulu, nominated by Basadi ba Kopane Investments (Pty) Limited of the empowerment women`s group consortium, who has been appointed to the board as non-executive director subsequent to the end of the reporting period.

The board is also pleased to announce that Mr J van Rooyen has been appointed as an independent non-executive director and member of the Audit, Risk and Compliance committee on 13 August 2008.

OUTLOOK

The group will benefit from higher coal volumes to leverage off the current buoyant coal prices. Improved mineral sands price prospects are expected to be offset by a continued strong Australian dollar and the impact of the rebuild of Furnace 2 at KZN Sands. Operating results from the base metals business are not expected to improve in the second half of 2008 due to lower zinc prices. Significant increases in labour, fuel and electricity costs will continue to have an adverse effect on the operating results of the businesses under the group`s management. Nevertheless, the group should deliver significantly improved earnings in the second half of 2008 mainly due to the favourable coal and iron ore market conditions. A strengthening rand will negatively impact on US dollar denominated income.

INTERIM DIVIDEND

The directors have declared an interim dividend number 11 of 175 cents per share in respect of the 2008 interim period. The dividend has been declared in South African currency and is payable to shareholders recorded in the records of the company at close of business on Friday, 19 September 2008.

In compliance with the electronic statement system of JSE Limited, the following dates are applicable:

Last date to trade cum dividend	Friday, 12 September 2008
Shares trade ex dividend	Monday, 15 September 2008
Record date	Friday, 19 September 2008
Payment date	Monday, 22 September 2008

Share certificates may not be dematerialised or rematerialised between 15 September 2008 and 19 September 2008 both days inclusive.

On Monday, 22 September 2008 the interim dividend will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 22 September 2008 will be posted on that date.

Shareholders who have dematerialised their share certificates will have their

accounts at their CSDP or broker credited on Monday, 22 September 2008.
On behalf of the board
SA Nkosi
(Chief Executive Officer)
DJ van Staden
(Chief Financial Officer)
13 August 2008

REGISTERED OFFICE
Exxaro Resources Limited
Roger Dyason Road
Pretoria West, 0183
Johannesburg, 2001

TRANSFER SECRETARIES
Computershare Investor Services
(Pty) Limited
Ground Floor, 70 Marshall Street
PO Box 61051, Marshalltown, 2107

Tel no: +27 12 307 5000
Fax no: +27 12 307 4080

COMPANY SECRETARY: MS Viljoen

CORPORATE AFFAIRS AND STRATEGY:
Trevor Arran (+27 12 307 3292)
Sponsor:
JP Morgan (+27 11 507 0300)?
Date: 14/08/2008 07:05:16 Produced by the JSE SENS Department.

Back to SENS list PRINT this article

GROUP INTERIM RESULTS (REVIEWED)

for the six-month period ended 30 June 2008

exxaro

POWERING POSSIBILITY





exxaro

POWERING POSSIBILITY

EXXARO RESOURCES LIMITED
Reg No: 2000/011076/06
Roger Dyason Road, Pretoria West 0183
PO Box 9229, Pretoria 0001, South Africa
Tel: +27 12 307 5000
Fax: +27 12 307 4760

www.exxaro.com

INTRODUCTION

SIPHO NKOSI
CHIEF EXECUTIVE OFFICER

OVERVIEW

- Safety commitment to zero harm
- Status of mining rights conversion
- Good increase in coal production
- Coal expansion on track
- Mineral Sands business challenging
- Headline earnings up 54%
- Interim dividend 175 cps

2

Notes:

OPERATIONAL REVIEW

MIKE KILBRIDE
CHIEF OPERATING OFFICER

Notes:

SAFETY

- Regrettably two fatalities
- 2Q08 fatality free
- LTIFR* increased from 0.36 to 0.45
- Seven units have had zero lost time injuries for the year to date
- Management focus areas:
  - improving risk awareness
  - executive SHE audits
  - Visible Felt Leadership
- Nine Presidential audits completed by DME

Fatalities


4
2
3
2
2
1H06
2H06
1H07
2H07
1H08

LTIFR


0.48
0.42
0.33
0.36
0.45
1H06
2H06
1H07
2H07
1H08

* *Lost time injury frequency rate per 200 000 man hours*

4

Notes:

HEALTH

- Programmes implemented to reduce employee exposure to noise and dust
- Committed to achieve mining sector targets
- Focus to increase participation in HIV/Aids prevention, detection and treatment programmes

Focus on noise reduction



Number of cases
42
22
21
3
3
2004
2005
2006
2007
2008

5

Notes:

ENVIRONMENT

- Each business unit has plans to mitigate environmental impact
- Exxaro's carbon footprint baseline assessment completed - target setting to follow
- ISO & OHSAS certification:
  - 71% completed
  - 100% target by December 2008
- Integrated SHE audits initiated

Environmental incidents (1H08)



317
0
4
Significant
Moderate
Minor

Significant:	Widespread irreversible impact, permanent loss of ecological value
Moderate:	Reversible impact with temporary loss of ecological value
Minor:	Reversible impact within 48 hours with no loss of ecological value

6

Notes:

COAL MARKETS

- Very strong domestic and international demand
- Steam coal prices are at record highs
- Coke prices showed significant upward movement
- Hard coking coal prices have more than doubled

Steam coal and coke prices* (USD/t)



160
120
80
40
600
450
300
150
2004
2005
2006
2007
2008
RBCT steam coal FOB
Chinese market coke exports

* Sources: SA Coal Report, CRU

7

Notes:

COAL OPERATIONS

- Total production at 21.9Mt
  - excellent results in 2Q08
  - 1.3Mt additional sales to Eskom
- Record output at Grootegeluk and Leeuwpan
- Power station coal at 18.1Mt
  - improved performance at Matla and Arnot
- Increased production at North Block Complex and Inyanda

Production volumes (Mt)


1.1
2.3
16.8
1.4
2.3
17.8
1.5
2.0
16.8
1.5
2.1
17.4
1.4
2.4
18.1
1H06
2H06
1H07
2H07
1H08
Power station
Steam coal
Coking coal

8

Notes:

MINERAL SANDS MARKETS

- Increased demand:
  - mainly from Asia-Pacific and China
  - for pigment from developing countries
  - for feedstocks from titanium sponge and welding rod industries
  - for LMPI
- Improved pricing outlook



Prices* (USD/t – FOB)
800
700
600
500
400
300
2500
2000
1500
1000
500
0
2004
2005
2006
2007
2008
CP Slag
Zircon
Pigment

* Source. TZMI

9

Notes:

MINERAL SANDS OPERATIONS

Australia Sands

- Improved synthetic rutile plant performance
- Pigment production lower due to rebuild of four chlorinators
- Power supply affected by gas outages
- Zircon and rutile impacted by lower in-situ grades

KZN Sands

- CP Slag affected by Furnace 2 outage
- Zircon and rutile impacted by declining mineral grades

Attributable production (kt)



72
54
44
27
62
44
42
27
77
48
38
28
73
52
32
28
56
56
29
22
1H06
2H06
1H07
2H07
1H08
CP Slag
Zircon
Synthetic Rutile
Pigment

10

Notes:

KZN SANDS FURNACE PERFORMANCE

- Furnace 1 performance:
  - Operation has been stable
  - Current output 93% of cold-design capacity of 110ktpa
  - Initiatives to further improve performance
  - Significant improvement on centre piece life
- Furnace 2 rebuild:
  - To be completed by year end
  - First tap expected in January 2009
  - Insurance claim in process
- Feasibility study of furnace hearth technology to be completed by year-end

11

Notes:

ZINC MARKETS

- Realised zinc price declined by 36%
- Oversupply expected with further downward pressure on prices
- Strong local demand for zinc metal
- Treatment charges at a strong level due to global concentrate surplus

Zinc metal price



USD/t
R'000/t
5 000
4 000
3 000
2 000
1 000
40
30
20
10
2004
2005
2006
2007
2008

12

Notes:

BASE METALS OPERATING RESULTS

Zinc concentrate (kt)
- Volumes down at Rosh Pinah due to plant breakdowns
- Focus on asset management programme



Concentrate production (kt)
13
55
8
49
11
53
11
42
12
47
1H06
2H06
1H07
2H07
1H08
Zinc
Lead

Zinc metal (kt)
- Production lower at Zincor due to acid plant and load shedding
- Planned maintenance shut 2H08
- Chifeng Phase 3 expansion fully ramped-up



Zinc metal production (kt)
8
48
8
42
10
51
13
50
13
47
1H06
2H06
1H07
2H07
1H08
Chifeng
Zincor

13

Notes:

INDUSTRIAL MINERALS

Ferrosilicon (t)

- Stable production
- High off-take from iron ore industry


Ferrosilicon (t)
3 087
2 561
3 096
3 041
2 923
1H06
2H06
1H07
2H07
1H08

Dolomite production (Mt)

- Lower demand from steel sector
- Crusher breakdowns impacted on performance


Dolomite production (Mt)
0.66
0.73
0.65
0.69
0.62
1H06
2H06
1H07
2H07
1H08

14

Notes:

FINANCIAL REVIEW

DIRK VAN STADEN

CHIEF FINANCIAL OFFICER

Notes:

FINANCIAL OVERVIEW

R million	1H08	1H07	% Change	FY07
Revenue	**5 782**	4 852	19	10 157
Operating expenses	**(4 976)**	(3 961)	26	(8 713)
EBIT	**806**	891	(10)	1 444
Operating margin (%)	**14**	18		14
Post-tax equity accounted income	**753**	401	88	728
Effective tax rate (%) [1]	**15**	28		26
Cash retained from operations	**1 523**	1 199	27	2 308
Capital expenditure incurred	**(465)**	(396)	17	(1 296)

(1) Including post-tax equity accounted income

16

Notes:

REVENUE

R million	1H08	1H07	FY07
Coal	3 597	2 319	5 087
– Tied operations	1 106	838	1 768
– Commercial operations	2 491	1 481	3 319
Mineral Sands	1 035	1 040	2 172
– KZN Sands	460	480	984
– Australia Sands	575	560	1 188
Base Metals	1 063	1 416	2 732
– Rosh Pinah	244	577	941
– Zincor	1 032	1 358	2 558
– Inter-segmental	(213)	(519)	(767)
Other	87	77	166
Total	5 782	4 852	10 157
Realised ZAR/USD rate	7.54	7.33	7.26
Realised USD/AUD rate	0.93	0.81	0.83

Coal revenue up 55%

17

Notes:

EBIT AND MARGINS (%)

R million	1H08	(%)	1H07	(%)	FY07
Coal	935	26	393	17	885
– Tied operations	72	7	50	6	88
– Commercial operations	863	35	343	23	797
Mineral Sands	(166)		8	1	(97)
– KZN Sands	(27)		(28)		(157)
– Australia Sands	(139)		36	6	60
Base Metals	89	8	502	35	688
– Rosh Pinah	57	23	330	57	457
– Zincor	69	7	192	14	298
– Other	(37)		(20)		(67)
Other	(52)		(12)		(32)
Total EBIT	806	14	891	18	1 444
Total EBITDA	1 286	22	1 261	26	2 242

Coal commercial margin 35%

18

Notes:

NET OPERATING PROFIT: 1H07 vs 1H08


R million
891
224
168
98
(251)
(265)
(59)
806
1H07
Price
Volume
Exchange
Inflation
Cost
Other
1H08

19

Notes:

EARNINGS

R million	**1H08**	1H07	% Change	FY07
EBIT	**806**	891	(10)	1 444
Net financing cost	**(87)**	(109)	20	(215)
Income from investments	**-**	-		2
Post-tax equity accounted income	**753**	401	88	728
Taxation	**(226)**	(330)	32	(512)
Profit after taxation	**1 246**	853	46	1 447
Minority interest	**(2)**	(14)		(20)
Attributable earnings	**1 244**	839	48	1 427
Attributable earnings per share (cents)	**363**	246	48	418
Headline earnings	**1 292**	839	54	1 448
Headline earnings per share (cents)	**377**	246	53	425
Dividend per share (cents)	**175**	60		160
Dividend cover (times attributable earnings)	**2.0**	4.0		2.5

20

Notes:

NET DEBT VARIANCE: 1H08



R million
(483)
1 523
(45)
(216)
(348)
(465)
(10)
352
(68)
240
Opening balance
Cash retained
Net financing cost
Tax
Dividends
Capex
Investing activities
Dividend received
Other
Closing balance
21

Notes:

DIVIDEND – CASH FLOWS

	Interim dividend 1H08	Interim dividend 1H07	Total dividend FY07
Headline earnings per share (cents)	377	246	425
Dividend declared (cents per share)	175	60	160
Dividend cover (times attributable earnings)	2.0	4.0	2.5
Dividend declared (Rm)	620	211	564
– BEE Holdco	326	112	297
– Anglo	61	21	58
– Public	214	72	192
– Employee share participation scheme (MPower)	19	6	17

22

Notes:

CAPITAL STRUCTURE

Ratios for 6-month periods:	1H08	1H07
Net financing cost cover (times) - EBITDA	15	12
Return on equity - attributable income (%)	12	10
Return on capital employed (%)	16	15

R million	Drawn	Undrawn	Maturity profile	
Long term	1 424	3 925	141	2008
– Corporate	947	3 450	32	2009
– Australia Sands	477	475	45	2010
Short term	-		346	2011
Total debt	1 424		860	After 2011
Cash and cash equivalents	1 664		1 424	
Net cash	240			

Healthy financial metrics

23

Notes:

GROWTH AND OUTLOOK

SIPHO NKOSI

CHIEF EXECUTIVE OFFICER

Notes:

EXXARO'S 2008 HIGH LEVEL STRATEGIC FOCUS

Short term: consolidate

- operational excellence
- optimise cash flow
- implement new organisational structure

Medium term: optimise

- deliver on growth aspirations
- enter high yielding commodities
- develop current project pipeline

Longer term: innovate

[illegible]

25

Notes:


GROWTH PROJECTS
Belfast
3.0Mtpa
Moranbah
South
3.5Mtpa
Turkey
exploration
On-site power
generation
Dongara*
200ktpa
Port Durnford*
550ktpa*
AlloyStream
20ktpa
Medupi
14.6Mtpa
Market Coke
450ktpa
Toliara
Sands*
560ktpa
Fairbreeze*
300ktpa
Eerstelingsfontein
1.0Mtpa
Diepspruit
1.3Mtpa
Kwinana
40ktpa
Char
160ktpa
Mafube
5.0Mtpa
Inyanda
1.5Mtpa
Blesbok
expansion
2.4Mtpa
Pre-feasibility
Feasibility
Construction
Ramp-up/Operation
Coal
Mineral Sands
Base Metals
* Replacements
26

Notes:

OUTLOOK

- Coal
  - higher volumes
  - strong prices
  - improved results in 2H08 expected
- Sands
  - adverse impact of KZN Furnace 2 rebuild
  - expected positive contribution from Namakwa
  - negative effect of strong AUD
- Lower prices will affect zinc results
- Challenging cost environment
- Favourable coal and iron ore market conditions expected to result in significantly improved earnings
- Strengthening Rand will impact on earnings

27

Notes:

ADDITIONAL SLIDES

Notes:

PRO FORMA REVENUE CONTRIBUTION*



1H08
R87m 1%
R1 810m 20%
R1 885m 21%
R1 553m 17%
R3 597m 41%
1H07
R77m 1%
R1 086m 16%
R1 633m 23%
R1 851m 27%
R2 319m 33%
FY07
R167m 1%
R2 299m 16%
R3 464m 24%
R3 692m 25%
R5 087m 34%
Iron Ore
Coal
Base Metals
Mineral Sands
Other

* *Includes Namakwa Sands, 26% of Black Mountain/Gamsberg, 20% of Sishen Iron Ore Company and the effective interest in Chifeng*
Not comparable with revenue as per generally accepted accounting practice

29

Notes:

PRO FORMA EBITDA CONTRIBUTION*


1H08
R350m
12%
R1 083m
38%
R246m
9%
R1 142m
41%
1H07
R305m
14%
R617m
29%
R641m
30%
R578m
27%
FY07
R529m
13%
R1 246m
31%
R916m
23%
R1 289m
33%
Iron Ore
Coal
Base Metals
Mineral Sands

* *Includes Namakwa Sands, 26% of Black Mountain/Gamsberg, 20% of Sishen Iron Ore Company and the effective interest in Chifeng*
Not comparable with revenue as per generally accepted accounting practice

30

Notes:

NET OPERATING PROFIT: 2H07 vs 1H08


R million
553
81
(58)
117
(191)
348
(44)
806
2H07
Price
Volume
Exchange
Inflation
Cost
Other
1H08
31

Notes:

HEADLINE EARNINGS

R million	1H08	1H07	FY07
Attributable earnings	1 244	839	1 427
Adjustments:			
– Impairment of Property, Plant and Equipment (PPE)	7	6	23
– Gains or losses on disposal of PPE	58	2	17
– Share of associate's gains on disposal of PPE	-	(1)	(3)
– Share of associate's recycling of re-measurements from equity to the income statement	-	-	(7)
– Reversal of impairment of PPE	(1)	-	-
– Reversal of impairment of assets	-	(6)	(6)
– Taxation effect of adjustments	(16)	(1)	(3)
Headline earnings	1 292	839	1 448
Headline earnings per share (cents)	377	246	425
Weighted average number of shares in issue (million)	343	341	341

32

Notes:

DEPRECIATION AND AMORTISATION PER SEGMENT

R million	1H08	1H07	FY07
Coal	**198**	184	384
– Tied operations	**22**	24	46
– Commercial operations	**176**	160	338
Mineral Sands	**168**	142	296
– KZN Sands	**86**	78	162
– Australia Sands	**82**	64	134
Base Metals	**40**	33	66
– Rosh Pinah	**22**	16	35
– Zincor	**18**	17	31
Other	**10**	9	17
Total	**416**	368	763

33

Notes:

CAPITAL EXPENDITURE AND COMMITMENTS

Capex:	ESTIMATE*		ACTUAL		
R million	FY09	2H08	**1H08**	2H07	1H07
Sustaining and environmental	860	609	**244**	363	206
Expansion	4 294	884	**221**	537	190
– Coal	2 600	532	**205**	499	180
– Mineral Sands	1 310	321	**1**	11	5
– Base Metals	372	17	**14**	17	4
– Other	12	14	**1**	10	1
Total capex	5 154	1 493	**465**	900	396

Major cash flow commitments for investments not included in capex:

– Namakwa Sands acquisition**	**2 173**
– Mafube Coal Joint Venture (50%)	**680**
– Black Mountain/Gamsberg (26% interest)	**180**
– Igoda Coal Joint Venture net outflow	**85**

* *Excludes capital expenditure of Namakwa Sands*
** *Subject to disclosed price adjustments for acquisition of Namakwa Sands*

34

Notes:

EBITDA

R million	1H08	1H07	FY07
Coal	**1 142**	578	1 290
– Tied operations	**94**	73	133
– Commercial operations	**1 048**	505	1 157
Mineral Sands	**56**	150	238
– KZN Sands	**59**	(6)	(48)
– Australia Sands	**(3)**	156	286
Base Metals	**130**	536	756
– Rosh Pinah	**79**	346	492
– Zincor	**86**	210	329
– Consolidation entries	**(35)**	(20)	(65)
Other	**(42)**	(3)	(42)
Total EBITDA	**1 286**	1 261	2 242

35

Notes:

CASH FLOW

R million	1H08	1H07	FY07
Cash retained from operations	**1 523**	1 199	2 308
Net financing costs	**(45)**	(64)	(116)
Taxation	**(216)**	(309)	(462)
Dividends	**(348)**	(4)	(223)
Cash available	**914**	822	1 507
Fixed assets	**(465)**	(396)	(1 296)
Investments acquired	**(99)**	(192)	(257)
Dividend income from equity investments	**352**	71	379
Proceeds from sale of non-core assets & investments	**3**	10	50
Other	**86**	(5)	5
Net cash inflow	**791**	310	388

36

Notes:

NET FINANCING COST

R million	1H08	1H07	FY07
Interest expense and loan costs	67	78	153
Finance leases	31	30	59
Interest income	(54)	(44)	(96)
Net interest expense	44	64	116
Interest adjustment on non-current provisions	43	45	99
Net financing cost as per income statement	87	109	215

37

Notes:

MPOWER TRUST

	As at 30 June 2008
Number of beneficiaries	8 015
	R '000
Share of total dividends paid or declared to date	17 788
– Paid on 10 September 2007	3 186
– Paid on 17 March 2008	5 310
– Declared on 13 August 2008	9 292

Substantial value accretion since inception

38

Notes:

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**1H08**	1H07	1H06	1H05	FY07	FY06	FY05
COKING COAL							
Production	**1 370**	1 479	1 109	1 174	2 962	2 496	2 273
– Grootegeluk	**1 199**	1 237	929	969	2 499	2 132	1 859
– Tshikondeni	**171**	242	180	205	463	364	414
Sales	**1 405**	1 423	1 096	1 162	2 997	2 554	2 277
– ArcelorMittal	**1 131**	1 113	814	754	2 307	1 817	1 590
– Export	**228**	262	246	381	592	660	628
– Other	**46**	48	36	27	98	77	59

39

Notes:

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**1H08**	1H07	1H06	1H05	FY07	FY06	FY05
POWER STATION COAL							
Production	**18 118**	16 830	16 849	16 751	34 246	34 599	34 164
– Grootegeluk	**7 435**	7 128	7 108	7 137	14 510	14 268	14 060
– Leeuwpan	**584**	417	442	194	956	921	513
– Matla	**6 846**	6 547	6 759	5 748	13 030	13 613	12 470
– Arnot	**2 116**	1 805	1 879	2 550	3 702	3 985	4 976
– NCC	**45**	92	211	268	156	331	361
– NBC	**1 092**	841	450	854	1 892	1 481	1 784

40

Notes:

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**1H08**	1H07	1H06	1H05	FY07	FY06	FY05
POWER STATION COAL							
Sales	**17 880**	16 604	16 554	16 924	34 226	34 665	34 508
– Grootegeluk	**7 248**	6 904	7 007	7 214	14 587	14 416	14 163
– Leeuwpan	**608**	447	450	222	965	915	540
– Matla	**6 826**	6 532	6 744	5 716	12 997	13 613	12 427
– Arnot	**2 116**	1 805	1 879	2 550	3 702	3 985	4 976
– NCC	**35**	48	86	368	120	255	618
– NBC	**1 047**	868	388	854	1 855	1 481	1 784

41

Notes:

COMPARABLE PHYSICAL INFORMATION

'000 tons	1H08	1H07	1H06	1H05	FY07	FY06	FY05
STEAM COAL							
Production	**2 427**	2 016	2 339	2 767	4 111	4 665	5 523
– Grootegeluk	**762**	766	804	765	1 485	1 585	1 551
– Leeuwpan	**778**	680	672	676	1 421	1 504	1 442
– NCC	**539**	324	537	559	814	1 107	996
– NBC	**223**	246	326	767	391	469	1 534
– Inyanda	**125**	-	-	-	-	-	-
Sales	**2 484**	1 961	2 445	2 865	4 061	4 772	5 794
– Domestic	**1 428**	1 411	1 599	2 163	2 832	2 998	4 251
– Export	**1 056**	550	846	702	1 229	1 774	1 543

42

Notes:

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**1H08**	1H07	1H06	1H05	FY07	FY06	FY05
ZINC CONCENTRATE (ROSH PINAH)							
– Production	**47**	53	55	64	95	104	126
– Sales: inter company	**45**	55	61	60	97	108	119
LEAD CONCENTRATE (ROSH PINAH)							
– Production	**12**	11	13	13	22	21	25
– Sales: export	**7**	7	12	11	19	32	35
ZINC METAL (ZINCOR)							
– Production	**47**	51	48	53	101	90	102
– Sales	**53**	48	52	53	99	99	104

43

Notes:

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	1H08	1H07	1H06	1H05	FY07	FY06	FY05
ZINC METAL (CHIFENG*)							
– Production	**13**	10	8	7	23	16	15
– Sales	**12**	9	8	7	23	16	15
ZINC CONCENTRATE (BLACK MOUNTAIN)**							
– Production	**4**	8	8	9	7	18	17
LEAD CONCENTRATE (BLACK MOUNTAIN)**							
– Production	**6**	8	8	7	11	18	16

* *Exxaro's effective interest in Chifeng*
** *Pro formas to include 26% of Black Mountain/Gamsberg*

44

Notes:

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	1H08	1H07	1H06	1H05	FY07	FY06	FY05
MINERAL SANDS							
KZN SANDS							
Production							
– Ilmenite	**133**	187	160	153	367	319	356
– Zircon	**16**	19	26	24	34	50	47
– Rutile	**7**	9	12	12	17	25	23
– Pig Iron (LMPI)	**29**	48	41	37	90	75	89
– Scrap Iron	**8**	9	5	5	20	10	8
– Chloride slag	**56**	77	72	56	150	134	134
– Sulphate slag	**10**	14	18	12	26	36	30

45

Notes:

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**1H08**	1H07	1H06	1H05	FY07	FY06	FY05
MINERAL SANDS							
KZN SANDS							
Sales							
– Ilmenite (external sales)	**20**	30	30	30	50	50	60
– Zircon	**22**	14	23	26	27	48	47
– Rutile	**7**	9	9	9	18	31	18
– Pig Iron (LMPI)	**39**	45	29	29	91	60	79
– Scrap Iron	**6**	4	5	6	8	9	11
– Chloride slag	**49**	81	64	65	163	104	150
– Sulphate slag	**6**	8	10	20	29	30	41

46

Notes:

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	1H08	1H07	1H06	1H05	FY07	FY06	FY05
MINERAL SANDS							
NAMAKWA SANDS*							
Production							
– Ilmenite	**162**	140	165	163	300	272	316
– Zircon	**64**	48	64	63	115	128	129
– Rutile	**13**	10	14	15	24	28	29
– Iron tapped	**57**	51	53	53	102	89	105
– Slag tapped	**86**	74	81	84	151	134	164

* *Pro formas to include Namakwa Sands*

47

Notes:

COMPARABLE PHYSICAL INFORMATION

'000 tonnes	**1H08**	1H07	1H06	1H05	FY07	FY06	FY05
MINERAL SANDS							
AUSTRALIA SANDS*							
Production							
– Ilmenite	**85**	111	116	105	216	227	220
– Zircon	**13**	19	18	17	36	36	35
– Rutile	**6**	8	9	8	17	18	16
– Synthetic Rutile	**56**	48	54	55	100	98	111
– Leucoxene	**6**	8	7	5	16	14	12
– Pigment	**22**	26	27	26	54	54	53

* *Exxaro's effective interest in Tiwest joint venture with Tronox Inc.*

48

Notes:

COMPARABLE PHYSICAL INFORMATION

'000 tons	1H08	1H07	1H06	1H05	FY07	FY06	FY05
MINERAL SANDS							
AUSTRALIA SANDS*							
Sales							
– Ilmenite	**-**	10	-	10	20	30	13
– Zircon	**14**	16	16	17	29	32	36
– Rutile	**5**	2	8	8	16	18	18
– Synthetic Rutile	**27**	21	19	27	57	27	59
– Leucoxene	**8**	7	4	4	17	10	14

* *Exxaro's effective interest in Tiwest joint venture with Tronox Inc.*

49

Notes:

BASE METAL HEDGING: 01 JULY 2008 - 31 DECEMBER 2011

	Year	Tonnes hedged	Average USD price	Average ZAR price
Zinc				
	2008	**13 500**	**2 256**	**17 854**
	2009	26 400	2 251	18 939
	2010	26 400	2 216	19 944
	2011	26 700	2 061	19 976
		93 000	**2 187**	**19 365**
Lead				
	2008	**2 750**	**1 814**	**14 625**
	2009	6 675	1 591	13 509
	2010	5 175	1 713	15 692
	2011	5 500	1 967	19 066
		20 100	**1 756**	**15 744**

50

Notes:

PROJECT DETAILS

Ownership (100% unless indicated otherwise)	Board approval	Scope	Estimated Capex	Status	Estimated start-up
Mafube Coal (50%)	Nov 2006	5Mtpa	R1.96bn	Operation	1Q08
Inyanda	Nov 2006	1.5Mtpa	R269m	Operation	2Q08
Blesbok expansion		2.4Mtpa	R10m	Operation	2008
Char project - Grootegeluk	Aug 2005	160ktpa	R389m	Ramp-up	3Q08
Eerstelingsfontein		1.0Mtpa	R10m	Construction	4Q08
Diepspruit	Nov 2007	1.3Mtpa	R136m	Construction	4Q08
Belfast		3Mtpa	R600m	Pre-feasibility	2010
Market coke		450ktpa	R1.9bn	Feasibility study	2011
Medupi	May 2006	14.6Mtpa	R9bn	Awarded	2011
Moranbah South (Australia 50%)		3.5Mtpa	TBD	Pre-feasibility	2012
Kwinana expansion (Australia 100%)	Feb 2008	40ktpa	AUD100m	Construction	1Q10
Fairbreeze	May 2006	300ktpa	R780m	Planned 4Q08	3Q10
Toliara Sands (Madagascar)		560ktpa	TBD	Pre-feasibility	2014
Dongara (Australia 100%)		200ktpa	TBD	Pre-feasibility	2011
Port Durnford (51%)		550ktpa	TBD	Pre-feasibility	1Q12
AlloyStream - Furnace 1		20ktpa	TBD	Pre feasibility	2010

☐ Coal ■ Mineral Sands ☐ Base Metals

51

Notes:

SALIENT DATES

Last day to trade cum dividend	12 September 2008
Shares trade ex dividend	15 September 2008
Record date	19 September 2008
Payment date	22 September 2008

52

Notes:

REVIEWED GROUP INTERIM FINANCIAL RESULTS AND PHYSICAL INFORMATION

for the six-month period ended 30 June 2008

exxaro

POWERING POSSIBILITY



POWERING POSSIBILITY

EXXARO RESOURCES LIMITED

Sponsor: JP Morgan (+27 11 507 0300)

Registration number: 2000/011076/06

JSE share code: EXX

ISIN code: ZAE000084992

ADR code: EXXAY

HIGHLIGHTS

- Record coal operating profit of
  R935 million

- Headline earnings per share up
  53%

- Interim dividend of
  175 cents per share

- 14,6Mtpa coal supply to new
  Medupi power station agreed

CONDENSED GROUP INCOME STATEMENT

	6 months ended 30 June 2008 Reviewed Rm	6 months ended 30 June 2007 Reviewed Rm	12 months ended 31 Dec 2007 Audited Rm
Revenue	**5 782**	4 852	10 157
Operating expenses	**(4 976)**	(3 961)	(8 713)
Net operating profit	**806**	891	1 444
Net financing costs (note 4)	**(87)**	(109)	(215)
Share of income from investments and equity accounted investments	**753**	401	730
Profit before taxation (note 2)	**1 472**	1 183	1 959
Income tax expense	**(226)**	(330)	(512)
Profit for the period	**1 246**	853	1 447
Profit attributable to:			
Owners of the parent	**1 244**	839	1 427
Minority interest	**2**	14	20
Profit for the period	**1 246**	853	1 447
Ordinary shares (million)			
- in issue	**354**	352	353
- weighted average number of shares	**343**	341	341
- diluted weighted average number of shares	**359**	354	355
Attributable earnings per share (cents)			
- basic	**363**	246	418
- diluted	**347**	237	402

GROUP STATEMENT OF COMPREHENSIVE INCOME

	6 months ended 30 June 2008 Reviewed Rm	6 months ended 30 June 2007 Reviewed Rm	12 months ended 31 Dec 2007 Audited Rm
Profit for the period	**1 246**	853	1 447
Other comprehensive income:			
Exchange differences on translating foreign operations	**582**	174	176
Cash flow hedges	**143**	(47)	(39)
Share of comprehensive income of associates	**42**	33	46
Share-based payment movement	**62**	38	133
Income tax relating to components of other comprehensive income	**(64)**		2
Other comprehensive income for the period, net of tax	**765**	198	318
Total comprehensive income for the period	**2 011**	1 051	1 765
Total comprehensive income attributable to:			
Owners of the parent	**2 005**	1 037	1 749
Minority interest	**6**	14	16
Total comprehensive income for the period	**2 011**	1 051	1 765

RECONCILIATION OF HEADLINE EARNINGS

6 months ended 30 June 2008	**Gross Rm**	**Tax Rm**	**Net Rm**
Net profit attributable to owners of the parent			**1 244**
Adjusted for:			
- IAS 16: Impairment of property, plant and equipment	**7**		**7**
- IAS 16: Reversal of impairment of property, plant and equipment	**(1)**		**(1)**
- IAS 16: Gains or losses on disposal of property, plant and equipment	**58**	**(16)**	**42**
Headline earnings	**64**	**(16)**	**1 292**
6 months ended 30 June 2007			
Net profit attributable to owners of the parent			839
Adjusted for:			
- IAS 16: Impairment of property, plant and equipment	6		6
- IAS 16: Gains or losses on disposal of property, plant and equipment	2	(1)	1
- IAS 28: Share of associate's IAS 16 - gains or losses on disposal of property, plant and equipment	(1)		(1)
- IAS 36: Impairment reversal of assets	(6)		(6)
Headline earnings	1	(1)	839
Year ended 31 December 2007			
Net profit attributable to owners of the parent			1 427
Adjusted for:			
- IAS 16: Impairment of property, plant and equipment	23		23
- IAS 16: Gains or losses on disposal of property, plant and equipment	17	(5)	12
- IAS 28: Share of associate's IAS 16 - gains or losses on disposal of property, plant and equipment	(3)	1	(2)
- IAS 28: Share of associate's IAS 39 - recycling of remeasurements from equity to the income statement, including a hedge of net investment in a foreign entity but excluding cash flow hedges	(7)	1	(6)
- IAS 36: Impairment reversal of assets	(6)		(6)
Headline earnings	24	(3)	1 448

	6 months ended 30 June 2008 Reviewed Rm	6 months ended 30 June 2007 Reviewed Rm	12 months ended 31 Dec 2007 Audited Rm
Headline earnings per share (cents)			
- basic	**377**	246	425
- diluted	**360**	237	408

CONDENSED GROUP STATEMENT OF FINANCIAL POSITION

	At 30 June 2008 Reviewed Rm	At 30 June 2007 Reviewed Rm	At 31 Dec 2007 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	**8 655**	7 743	8 235
Biological assets	**30**	26	30
Intangible assets	**95**	74	76
Investments in unlisted associates and joint ventures (note 5)	**1 231**	724	757
Deferred tax	**818**	701	732
Other financial assets (note 5)	**1 115**	1 046	1 031
	11 944	10 314	10 861
Current assets			
Inventories	**1 656**	1 645	1 531
Trade and other receivables	**2 088**	1 633	1 931
Cash and cash equivalents	**1 664**	857	850
	5 408	4 135	4 312
Non-current assets classified as held for sale	**2**	95	2
Total assets	**17 354**	14 544	15 175
EQUITY AND LIABILITIES			
Capital and reserves			
Equity attributable to owners of the parent	**11 478**	9 276	9 804
Minority interest	**27**	29	19
Total equity	**11 505**	9 305	9 823
Non-current liabilities			
Interest-bearing borrowings	**1 283**	1 299	1 259
Non-current provisions	**1 442**	1 168	1 329
Deferred tax	**1 204**	1 097	1 077
	3 929	3 564	3 665
Current liabilities			
Trade and other payables	**1 592**	1 436	1 449
Interest-bearing borrowings	**141**	131	74
Current tax payable	**164**	82	137
Current provisions	**23**	26	27
	1 920	1 675	1 687
Total equity and liabilities	**17 354**	14 544	15 175
Net (cash)/debt (note 8)	**(240)**	573	483
Net asset value per share (cents)	**3 242**	2 635	2 778
Capital expenditure			
- incurred	**465**	396	1 296
- contracted	**715**	417	450
- authorised but not contracted	**1 036**	693	1 278
Capital expenditure contracted relating to captive mines Tshikondeni, Arnot and Matla, which will be financed by ArcelorMittal SA Limited and Eskom respectively	**477**	444	72
Commitment relating to the acquisition of Namakwa Sands and a 26% interest in Black Mountain (Pty) Limited from Anglo Operations Limited, subject to price adjustments	**2 353**	2 353	2 353
Contingent liabilities (note 9)	**496**	166	201
Contingent assets (note 10)	**216**		
Operating lease commitments	**90**	122	127

GROUP STATEMENT OF CHANGES IN EQUITY

	Share capital Rm	Share premium Rm
Balance at 31 December 2006	**4**	**5 135**
Total comprehensive income		
Issue of share capital[1]		9
Share placement[2]		91
- issue		640
- re-purchase		(460)
- expenses		(89)
Prior year dividend in specie reclassification		(3 186)
Special purpose entities now consolidated		
Minority share buy-out		
Balance at 30 June 2007	**4**	**2 049**
Total comprehensive income		
Dividends paid		
Issue of share capital[1]		14
Special purpose entities now consolidated		
Transfer to retained income		
Minority share buy-out		
Balance at 31 December 2007	**4**	**2 063**
Total comprehensive income		
Dividends paid		
Issue of share capital[1]		17
Minority share additional contributions		
Balance at 30 June 2008	**4**	**2 080**
Dividend paid per share (cents) in respect of the previous financial year	160	
Dividend declared per share (cents) in respect of this interim period[3]	175	

(1) Issued to the Kumba Resources Management Share Trust due to options exercised.

(2) Re-purchase of 10 million shares from Anglo South Africa Capital (Pty) Limited on 13 April 2007 at R45.99 per share and subsequent re-issue of 10 million new Exxaro shares at R64 per share. Secondary Tax on Companies (STC) on the share re-purchase of R57.5 million is included in profit for the period.

(3) The STC payable on dividends will be nil after taking into account STC credits.

Other components of equity							
Foreign currency translations Rm	Financial instruments revaluation Rm	Equity settled reserve Rm	Insurance reserve Rm	Retained income Rm	Attributable to owners of the parent Rm	Minority interest Rm	Total equity Rm
379	**24**	**802**		**1 798**	**8 142**	**27**	**8 169**
174	(48)	72		839	1 037	14	1 051
					9		9
					91		91
					640		640
					(460)		(460)
					(89)		(89)
				3 186			
				(3)	(3)		(3)
						(12)	(12)
553	**(24)**	**874**		**5 820**	**9 276**	**29**	**9 305**
(26)	31	110		597	712	2	714
				(208)	(208)	(11)	(219)
					14		14
				10	10		10
		(16)		16			
						(1)	(1)
527	**7**	**968**		**6 235**	**9 804**	**19**	**9 823**
573	106	74		1 252	2 005	6	2 011
				(348)	(348)		(348)
					17		17
						2	2
1 100	**113**	**1 042**		**7 139**	**11 478**	**27**	**11 505**

CONDENSED GROUP STATEMENT OF CASH FLOWS

	6 months ended 30 June 2008 Reviewed Rm	6 months ended 30 June 2007 Reviewed Rm	12 months ended 31 Dec 2007 Audited Rm
Cash retained from operations	**1 523**	1 199	2 308
- net financing costs	**(45)**	(64)	(116)
- tax paid	**(216)**	(309)	(462)
- dividends paid (note 6)	**(348)**	(4)	(223)
Cash used in investing activities			
- capital expenditure	**(465)**	(396)	(1 296)
- proceeds from disposal of property, plant and equipment	**3**	10	50
- acquisition of subsidiary (note 7)	**(30)**	(8)	(8)
- investments acquired	**(69)**	(184)	(249)
- dividends from investments and equity accounted investments	**352**	71	379
- other	**86**	(5)	5
Net cash inflow	**791**	310	388
Net cash flow from financing activities			
- cash flows from issue of shares	**17**	100	114
- increase in minority loans	**1**		
- borrowings raised/(repaid)	**5**	(468)	(567)
Net increase/(decrease) in cash and cash equivalents	**814**	(58)	(65)
Special purpose entities consolidated		9	9
Cash and cash equivalents at beginning of period	**850**	906	906
Cash and cash equivalents at end of period	**1 664**	857	850

NOTES TO THE REVIEWED FINANCIAL STATEMENTS

1. Basis of preparation

The format of the condensed interim report has been revised to bring it in line with the amendments to International Accounting Standard 34, Interim Financial Reporting. IAS 34 has been amended following the revision of IAS 1, Presentation of Financial Statements and IFRS 8, Operating Segments. These amendments have been early adopted.

This condensed interim report complies with International Accounting Standard 34, Interim Financial Reporting, and schedule 4 part iv of the South African Companies Act. The group financial results have been prepared on the historical cost basis excluding financial instruments and biological assets, which are fair valued, and conform to International Financial Reporting Standards. The accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2007, except for the early adoption of IFRS 8, Operating Segments and IAS 1, Presentation of Financial Statements.

The implementation of IFRS 8 has led to differences in the basis of segmentation compared to previous periods. As a result, new operating segments have been identified. IAS 1 and IFRS 8 are disclosure standards and have no other impact on the measurement or recognition of items included in the condensed interim report and accordingly the adoption thereof has had no effect on the profit or equity for the period.

	6 months ended 30 June 2008 Reviewed Rm	6 months ended 30 June 2007 Reviewed Rm	12 months ended 31 Dec 2007 Audited Rm
2. Profit before tax is arrived at after including:			
Depreciation and amortisation	**(415)**	(368)	(763)
Financing costs	**(141)**	(153)	(311)
Interest income	**54**	44	96
Net realised foreign currency exchange gains/(losses)	**107**	(2)	(42)
Net unrealised foreign exchange losses	**(17)**	(41)	(32)
Derivative instruments held for trading	**25**	(4)	61
Fair value adjustment on financial instruments	**(7)**	29	51
Impairment charges (note 3)	**(6)**		(17)
Net deficit on disposal of property, plant and equipment	**(58)**	(2)	(17)
3. Impairment charges			
Impairment of property, plant and equipment	**(7)**	(6)	(23)
Reversal of impairment of property, plant and equipment	**1**		
Reversal of impairment of other investments		6	6
Total impairments before and after tax	**(6)**		(17)

NOTES TO THE REVIEWED FINANCIAL STATEMENTS (continued)

	6 months ended 30 June 2008 Reviewed Rm	6 months ended 30 June 2007 Reviewed Rm	12 months ended 31 Dec 2007 Audited Rm
4. Net financing costs			
Interest expense and loan costs	**67**	78	153
Finance leases	**31**	30	59
Interest income	**(54)**	(44)	(96)
Net interest expense	**44**	64	116
Interest adjustment on non-current provisions	**43**	45	99
Net financing cost as per income statement	**87**	109	215
5. Investments			
Unlisted investments in associates			
- directors' valuation	**14 338**	8 900	9 110
Unlisted investments included in other financial assets			
- directors' valuation	**360**	333	328
6. Dividends paid			
Cash dividends	**348**		211
Cash dividends paid to minorities relating to previous year		4	12
Total dividends paid	**348**	4	223

7. Business combinations

On 11 April 2008, the group acquired 76% of the issued share capital of Exxaro Madencilik Sanayi Ve Ticaret A.S., Turkey, which is included in the other segment results.

The acquired business contributed neither revenue nor operating profits to the group for the period from 11 April 2008 to 30 June 2008.

Details of assets acquired are as follows:

- cash paid on acquisition	**(30)**		
- fair value of assets acquired	**30**		
Fair value of assets acquired			
- intangible assets	**30**		
Fair value of net assets	**30**		
Total purchase consideration	**(30)**		
Cash outflow on acquisition of subsidiary	**(30)**		

8. Net cash/debt

Net cash/debt is calculated as being interest-bearing borrowings less cash and cash equivalents.

9. Contingent liabilities

Includes guarantees in the normal course of business from which it is anticipated that no material liabilities will arise. This includes guarantees to banks and other institutions. The increase in 2008 is mainly attributable to guarantees issued to the Department of Minerals and Energy in respect of environmental liabilities on immediate closure of mining operations.

10. Contingent asset

An outstanding insurance claim for the Furnace 2 incident at Exxaro TSA Sands (Pty) Limited for which it is probable that settlement will be received in the second half of 2008.

11. Related party transactions

The company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions were subject to terms that are no less favourable than those arranged with third parties.

12. Post-balance sheet event

During June 2008 the group announced an empowerment deal involving Rosh Pinah Zinc Corporation (Pty) Limited, whereby Exxaro's effective interest is reduced from 93,9% to 50,04% in favour of a number of Namibian shareholder groupings. The effective date of the empowerment transaction is 1 July 2008.

13. JSE Limited requirements

The interim announcement has been prepared in accordance with the listing requirements of the JSE Limited.

14. Corporate governance

The group complies in all material respects with the Code of Corporate Practice and Conduct published in the King II Report on Corporate Governance.

15. Auditors' review

The interim results have been reviewed by the company's auditors, Deloitte & Touche. Their unmodified review opinion is available for inspection at the company's registered office.

UNAUDITED PHYSICAL INFORMATION ('000 TONNES)

	6 months ended 30 June 2008	6 months ended 30 June 2007	12 months ended 31 Dec 2007
Coal			
Production			
- Power station	**18 118**	16 830	34 246
•Tied mines[(1)]	**8 962**	8 353	16 732
•Commercial mines	**9 156**	8 477	17 514
- Coking	**1 370**	1 479	2 962
•Tied mines	**171**	242	463
•Commercial mines	**1 199**	1 237	2 499
- Other commercial operations	**2 427**	2 016	4 112
Total	**21 915**	20 325	41 320
Sales			
- Eskom	**17 880**	16 604	34 226
•Tied mines	**8 942**	8 337	16 699
•Commercial mines	**8 938**	8 267	17 527
- Other domestic	**2 607**	2 572	5 237
•Tied mines	**200**	214	449
•Commercial mines	**2 407**	2 358	4 788
- Export commercial operations	**1 284**	813	1 821
Total	**21 771**	19 989	41 284
Mineral Sands - RSA			
Production			
- Ilmenite	**133**	187	367
- Zircon	**16**	19	34
- Rutile	**7**	9	17
- Pig iron	**29**	48	90
- Scrap pig iron	**8**	9	20
- Chloride slag	**56**	77	150
- Sulphate slag	**10**	14	26
Sales			
- Ilmenite	**20**	30	50
- Zircon	**22**	14	27
- Rutile	**7**	9	18
- Pig iron	**39**	45	91
- Scrap pig iron	**6**	4	8
- Chloride slag	**49**	81	163
- Sulphate slag	**6**	8	29

	6 months ended 30 June 2008	6 months ended 30 June 2007	12 months ended 31 Dec 2007
Mineral Sands - Australia[2]			
Production			
- Ilmenite	**85**	111	216
- Zircon	**13**	19	36
- Rutile	**6**	8	17
- Synthetic rutile	**56**	48	100
- Leucoxene	**6**	8	16
- Pigment	**22**	26	54
Sales			
- Ilmenite		10	20
- Zircon	**14**	16	29
- Rutile	**5**	2	16
- Synthetic rutile	**27**	21	57
- Leucoxene	**8**	7	17
Base metals			
Production			
- Zinc concentrate	**47**	53	95
- Zinc metal	**60**	61	124
- Zincor	**47**	51	101
- Chifeng[3]	**13**	10	23
- Lead concentrate	**12**	11	22
Zinc metal sales			
- Domestic	**51**	45	93
- Export	**15**	12	29
Total	**66**	57	122
Lead concentrate sales			
- Export	**7**	7	19

(1) Tied mines refer to mining operations that supply their entire production to either Eskom or ArcelorMittal SA Limited in terms of contractual agreements.

(2) The production and sales tonnes reflect Exxaro Sands Australia's 50% interest in the Tiwest joint venture with Tronox Inc., Western Australia.

(3) The effective interest in the physical information for the Chifeng (Hongye) refinery has been disclosed.

COMMENTS

OPERATING RESULTS

Comments are based on a comparison of the group's reviewed financial results and physical information for the six-month periods ended 30 June 2008 and 2007 respectively.

The coal business continued to benefit from strong demand, higher sales volumes and significant price increases. The base metals business delivered lower operating profit in line with declining zinc prices while generally depressed mineral sands prices, lower volumes and a persistent strong Australian dollar had a major adverse effect on the operating results of the mineral sands business.

Revenue increased by 19% to R5 782 million while net operating profit decreased by R85 million to R806 million due to lower profits in the base metals business and a significant loss in the mineral sands business.

A weaker average exchange rate of R7,54 to the US dollar was realised compared to R7,33 for the corresponding period in 2007. The continued strengthening of the Australian dollar to the US dollar, from an average of 0,81 US cents in the six-month period to 30 June 2007 to 0,93 US cents in the period under review, however, impacted negatively on the financial results of the mineral sands operation in Australia.

EARNINGS

Attributable earnings, which includes the group's 20% interest in the after-tax profits of Sishen Iron Ore Company (Pty) Limited (SIOC) amounting to R735 million, increased by 48% from R839 million to R1 244 million or 363 cents per share.

Headline earnings of R1 292 million are 54% higher than for the corresponding period of R839 million while headline earnings per share increased from 246 cents to 377 cents.

CASH FLOW

Cash retained from operations of R1 523 million was primarily used to fund taxation payments of R216 million, the final dividend for the 2007 financial year of R348 million and capital expenditure of R465 million. R221 million of this amount was invested in new capacity and R244 million applied to sustaining and environmental capital.

Net cash inflow was R481 million higher at R791 million compared to the corresponding period in 2007 resulting from higher cash generation from operations and a R352 million dividend receipt from SIOC in March 2008.

Net debt of R483 million at 31 December 2007 has changed into a net cash position of R240 million at 30 June 2008 due to the delays in effecting the committed payment of R2 353 million, subject to the disclosed price adjustments, for the acquisition of the net assets of Namakwa Sands and a 26% interest in Black Mountain/Gamsberg on completion of the conversion and cession process of their mining rights to the group.

SAFETY, HEALTH AND ENVIRONMENT (SHE)

The group remains committed to achieving a working environment that is fatality and injury free. Its safety awareness and preventative programmes have been enhanced by a strong focus on hazard identification and visible felt leadership.

Regrettably, despite ongoing interventions, two fatalities were suffered during the period under review. Improvement of the average lost time injury frequency rate (LTIFR) per two hundred thousand man-hours worked of 0,45 for the year to date against a target of 0,21 and compared to 0,36 achieved at the end of 2007, remains a key objective.

The group is further committed to achieving industry health sector targets by 2013. Following an assessment of its operations, programmes to ensure mitigation of risks from noise and dust are being implemented. In line with the HIV/Aids strategy, the current focus is to improve voluntary counselling and testing (VCT) enrolment by creating a conducive environment for disclosure and treatment participation. VCT participation increased to 42% of employees with the prevalence rate unchanged at 13%.

All the group's operations have fully compliant Environmental Management Programmes required under the Mineral and Petroleum Resources Development Act (MPRDA) and the National Environmental Management Act (NEMA) which is one of the key indicators of ensuring that Exxaro remains a sustainable business. 71% of operations are certified under both the international health and safety certification (OHSAS 18001) and environmental certification (ISO 14001). The target to have all operations fully compliant by December 2008 is on track.

REPORTED SEGMENT RESULTS

Implementation of a new International Financial Reporting Standard (IFRS 8) on operating segments has led to differences in the basis of disclosure of segmentation compared to previous periods. The revised segments are based on the group's different products and operations as well as the physical location of these operations and associated products.

Segment results	**6 months ended 30 June 2008 Reviewed Rm**	6 months ended 30 June 2007 Reviewed Rm	12 months ended 31 December 2007 Audited Rm
Revenue			
Coal	**3 597**	2 319	5 087
Tied operations	**1 106**	838	1 768
Commercial operations	**2 491**	1 481	3 319
Mineral Sands	**1 035**	1 040	2 172
KZN Sands	**460**	480	984
Australia Sands	**575**	560	1 188
Base Metals	**1 063**	1 416	2 732
Rosh Pinah	**244**	577	941
Zincor	**1 032**	1 358	2 558
Inter-segmental	**(213)**	(519)	(767)
Other	**87**	77	166
Total - external revenue	**5 782**	4 852	10 157
Net operating profit/(loss)			
Coal	**935**	393	885
Tied operations	**72**	50	88
Commercial operations	**863**	343	797
Mineral Sands	**(166)**	8	(97)
KZN Sands	**(27)**	(28)	(157)
Australia Sands	**(139)**	36	60
Base Metals	**89**	502	688
Rosh Pinah	**57**	330	457
Zincor	**69**	192	298
Other	**(37)**	(20)	(67)
Other	**(52)**	(12)	(32)
Total	**806**	891	1 444

COMMENTS (continued)

OPERATIONS

Coal

Production of power station coal was 1 288kt higher at 18,1Mt than for the comparative period in 2007 with both the Eskom tied and the commercial mines achieving higher production. Matla, after obtaining regulatory approval of a river diversion and through improved efficiencies, increased production by 299kt to offset the impact of the second half of 2007 face break which negatively affected production in the first quarter of 2008. Arnot in turn increased production by 311kt as an optimisation project focusing on throughput that commenced in February 2008, has already shown positive results.

Various on-mine initiatives at the commercial operations of Grootegeluk and Leeuwpan aimed at meeting the increased demand of 679kt from Eskom, were complemented by the mining of new reserves at the North Block Complex (NBC) which delivered increased product volumes of 251kt.

Lower coking coal production of 109kt compared to the corresponding period in 2007, was due to challenging geological and mining conditions at Tshikondeni.

Production of steam coal was 20% higher at 2 427kt due to the accelerated start-up of Inyanda in the latter part of 2007 to mitigate the loss of production at New Clydesdale (NCC) following the closure of the underground operations during 2007. Higher steam coal production at Leeuwpan mine of 98kt resulted from increased overburden removal with a view to additional run of mine production for 2008.

Sales to Eskom increased by approximately 1,3Mt on the back of increased demand while other domestic sales remained largely in line with the comparative period in 2007.

Export sales increased by 58% on higher international demand supported by increased export allocation at the Richards Bay Coal Terminal (RBCT). Two new mines, Inyanda and Mafube, are in the process of ramping-up and have already contributed to increased production and sales.

The 32% increase in revenue from the tied mines for the period under review results from increased volumes and the higher operating cost that is recoverable, while the 68% increase in revenue from the commercial mines is due to higher local and international selling prices, increased volumes and a weaker local currency.

On the back of the substantially higher revenue the coal business achieved a record operating income of R935 million for the six months ended 30 June 2008 at an operating margin of 26%, a 138% improvement on the same period in 2007 despite inflationary pressures primarily in the cost of fuel, labour and electricity.

Mineral Sands

KZN Sands

KZN Sands reported lower production volumes following the significant damage caused to Furnace 2 after the water ingress incident at the end of February 2008 as previously reported. Furnace 1, however, delivered good production results. More than 50kt of slag was tapped in the period under review representing an equivalent of 93% of cold feed design capacity, a new record. Low manganese pig iron production was lower resulting from the decreased slag throughput while ilmenite production was aligned with the lower smelter feed requirements compared to the comparative period in 2007. Zircon and rutile production were marginally lower than the comparative period due to declining mineral grades in the mine area while awaiting approval of the mining rights for adjacent mining areas.

Revenue was R20 million lower while net operating profit remained in line with the corresponding period in 2007, at a loss of R27 million as a result of the loss of production from the furnace outage. The net operating loss includes the derecognition of damaged Furnace 2 assets of R52 million and a write-down of the crude ilmenite stockpile by R14 million.

The originally planned four-month maintenance shut on Furnace 2 has been brought forward following the water ingress incident. Current estimates suggest that the repairs to the furnace will result in additional downtime. Completion is scheduled for December 2008 with first metal tap in January 2009. The proceeds of an insurance claim have not been recognised in the results under review.

Continued investigations into optimising the hearth technology at KZN Sands are ongoing, with feasibility study results expected at the end of 2008.

Australia Sands

With the dredge mining operations proceeding through a lower grade area of the mine during 2008, production of heavy mineral concentrate (HMC) was lower than that of the corresponding period in 2007. As a result of the restricted HMC supply, mineral production is also lower. Initiatives to improve recoveries of both zircon and rutile have partially assisted in countering the impact of the lower HMC production.

Synthetic rutile (SR) production was higher in the period under review following the SR kiln shut in the first half of 2007. The benefits of that shut have since been realised with stable operating conditions being experienced which in turn have yielded an increase in production.

Pigment production was lower in the period under review due to plant downtime associated with the rebuild of all four chlorinators at the Kwinana pigment plant and an interruption in gas supply during the first quarter of 2008. Various initiatives currently underway should result in an improvement of production in the second half of 2008.

Substantial price increases in process chemicals and energy consumables, as well as a regional gas supply crisis which resulted in higher gas prices, offset somewhat by slightly higher pigment prices, resulted in net operating profit declining significantly from a profit of R36 million in the previous comparative period to a loss of R139 million. In addition, the strength of the Australian dollar against the US dollar continues to negatively impact on the profitability of the business. This was partially offset by currency hedging gains of A$2,6 million (R17,6 million) during the period under review. Currency hedging of US$40 million at an average rate of US cents 94 to the Australian dollar is in place for the remainder of 2008.

Base Metals

Production of zinc concentrate at the Rosh Pinah mine was 47kt, 11% lower than the comparative period in 2007. The lower production volumes were mainly the result of plant stoppages and instability due to equipment failures at the crushing and flotation circuits of the plant. A capital replacement programme for the flotation circuit is planned for early 2009 while that for the crushing circuit is planned for completion during the second half of 2008.

Production of zinc metal at the Zincor refinery was 47kt, 8% lower than the comparative period in 2007. *This was as a direct result of electricity load shedding and power rationing that also led to instability in plant* operating conditions. The group expects that zinc production in the second half of 2008 will continue to be affected by power rationing as well as the planned rebuild of the two smaller roasters and major maintenance at the cell house. Zinc metal sales were 10% higher when compared to the previous period in 2007 due to good local demand.

Revenue for the six months to 30 June 2008 decreased some 25% mainly as a result of lower zinc prices. The average zinc price realised for the period under review was US$2 272 per tonne, approximately 36% lower than the price recorded in the previous comparative period in 2007.

Net operating profit declined significantly as a result of lower revenue coupled with higher operating cost. The cost increases were driven by higher than inflation increases in electricity, fuel and labour as well as higher maintenance costs. Zinc metal inventories were written down to net realisable value by R45 million for the period under review.

Production at the Chifeng refinery in which the group owns an effective 22% interest has been fully ramped up to beyond its name plate capacity of 110ktpa. Equity accounted income increased by R11 million to R18 million compared to the corresponding period in 2007 due to additional production and sales volumes.

The divestment of a 43% interest in Rosh Pinah Zinc Corporation (Pty) Limited (RPZC) to Namibian shareholder groupings, reducing the group's shareholding to an effective 50,04% from 1 July 2008, was completed in June 2008.

COMMENTS (continued)

In terms of the transaction, RPZC declared a dividend of R435 million of which R405 million is payable to the group. Shareholders' loans of R80 million were extended to Rosh Pinah of which Exxaro provided R75 million.

As part of the transaction, an employee empowerment participation scheme entitling eligible employees to share in 3% of RPZC's future dividend payments, has been created.

At 30 June 2008, a total of 12kt representing 40% of Rosh Pinah's projected lead sales and 63kt representing 47% of the projected zinc sales, were hedged.

Subsequent to the end of the period the hedging programme to accommodate the stand alone bank funding, was completed. A total of 20,1kt of lead sales are hedged forward until 2011 at an average price per tonne of US$1 756 and 93kt of zinc sales at an average price per tonne of US$2 187.

GROWTH OPPORTUNITIES

Coal

In July 2008 Eskom and the coal business reached agreement on the supply for 45 years of 14,6Mtpa of power station coal from Grootegeluk mine to Eskom's adjacent Medupi power station which is currently under construction. This agreement is inclusive of the 8,5Mtpa of power station coal to the Medupi power station which was agreed to in March 2007. The agreement is subject to the final approval by the Eskom board. Exxaro board approval for the coal supply agreement and the implementation of the project to expand the Grootegeluk mine at a capital cost of R9 billion, was given on 12 August 2008.

Construction of the Sintel char plant at the Grootegeluk mine for the production of reductants for the ferroalloy industry at a total capital cost of R389 million is behind schedule. This is due to delays experienced with the construction contractors. Ramp-up of the facility commenced in August 2008 with full production of 160ktpa estimated to be reached in the first half of 2009.

A feasibility study to investigate the viability of producing high quality market coke from semi-soft coking coal produced at Grootegeluk mine is progressing well with first results expected by the end of 2008.

Commissioning of the beneficiation plant at the R290 million Inyanda mine was successfully completed in the second quarter of 2008. It is expected that full production of up to 1,5Mtpa of product mostly for the export market, will be achieved by the end of 2008.

Commissioning of the Mafube expansion project at a capital cost of R1,9 billion in which the group is a 50:50 joint venture partner with Anglo Coal, has been completed and ramp-up to full capacity is expected to be reached by the end of 2008. At full production the mine will produce 3Mtpa of export steam coal and 2Mtpa of power station coal.

All mining authorisations and regulatory approvals for mining of the Eerstelingsfontein reserves near Belfast to supply 1Mtpa of product to the local market have been obtained. Production is planned to commence in the third quarter of 2008, with full production expected by the first quarter of 2009.

Exploration of the hard coking coal resource on the adjacent properties of Moranbah South and Grosvenor South in Queensland, Australia, continues to progress according to schedule. Exploration is mainly focused on geophysical work to delineate long-wall mining resources although the potential for other mining methods has not been excluded. Moranbah South has the potential to produce large volumes of premium quality hard coking coal.

Implementation of the development of the Diepspruit reserve at New Clydesdale (NCC) has commenced with the aim to produce its first coal by the end of 2008. The R136 million project will produce 1,3Mtpa run of mine coal for beneficiation at NCC for supply to the export steam coal market.

As part of the group's long-term strategy to leverage the strategic advantage that it enjoys in the Waterberg coal field, exploration programmes have been put in place and discussions continue with potential high volume long term off-takers of coal.

Several on-site power generation projects are being investigated.

Mineral Sands

The Toliara Sands project's feasibility study for the Ranobe deposit in south-western Madagascar is progressing. Further process and metallurgical test work is being undertaken on the ilmenite product from this deposit. An aerial radiometric and a magnetic survey is planned for the northern Monombo-Marombe area.

Implementation of the Tiwest Kwinana pigment plant expansion project for an additional 40ktpa production has been approved by the board and will be completed by 2010. The group will fund 100% of the A$100 million expansion project. Tronox Inc., the group's Tiwest joint venture partner has the option to contribute its share of *the capital at its discretion throughout the project until a date two years from commissioning of the expansion.*

The Dongara feasibility study which forms part of the Tiwest joint venture is in process and will be completed during 2009. As a result of the increased life expectancy of the Tiwest current dry mine operation at Cooljarloo, production at Dongara is planned to commence in 2011. The Dongara deposit has the potential to provide feedstock for the Tiwest mineral separation plant for six years. Further exploration at Cooljarloo West has also been approved by the joint venture partners.

Construction of the Fairbreeze mine south of the existing Hillendale mine in KwaZulu-Natal, can commence on approval of the mining right. Current estimates for production start-up is for late 2010. The feasibility study of the Port Durnford deposit located to the south-west of the current Hillendale operations will be completed in 2009. This mine could supply the KZN furnaces for longer than 20 years, if proven viable.

A drilling campaign to confirm previous drill results at the Centane deposit in the Eastern Cape is currently underway.

Base Metals

An investment was made in exploration assets in Turkey. The exploration area includes zinc, lead, copper and iron ore prospects. A total of R56 million was expensed for the period on acquisition and exploration costs. The acquisition cost of the investment was allocated to intangible assets (exploration rights) and subsequently expensed as the exploration activities are still in the early stages.

The feasibility study to expand the Chifeng refinery by a further 100ktpa was completed during the six months to June 2008. The group reviewed the prospect and concluded that the planned expansion does not meet its investment criteria culminating in a decision not to participate in the expansion project.

AlloyStream

The completion of the pre-feasibility study for Furnace 1, which is designed to demonstrate the technology on commercial ferromanganese production, has been delayed from its scheduled completion in the second half of 2008 as a result of the power shortages in South Africa. The project will have to be relocated to a site where sufficient power is available and supply guaranteed. The Coega Industrial Development Zone is a potential alternative location that is currently under investigation.

ACQUISITION OF NAMAKWA SANDS AND BLACK MOUNTAIN

The conversion applications for Namakwa Sands, Black Mountain and Gamsberg were approved after the reporting period based on submissions by Anglo American to the Department of Minerals and Energy (DME).

The group will acquire a 26% interest in Black Mountain/Gamsberg and assume operational control of Namakwa Sands on completion of the registration and cession of the mining rights.

CONVERSION OF MINING RIGHTS

Conversion of the group's former Kumba Resources old order mining rights was granted subsequent to the end of the reporting period enabling the group to process the registration of the rights.

Regular engagement with the DME takes place to ensure the approval of the applications for conversion of the former Eyesizwe old order mining rights which were submitted to the DME in June 2008 as well as the approval of applications for new order mining rights for a number of mineral sands and coal deposits.

COMMENTS (continued)

CHANGES TO THE BOARD

Mrs PKV Ncetezo resigned from the board with effect from 30 April 2008. The board wishes to thank her for her services as a director and member of the Transformation Remuneration Human Resources and Nominations committee of the board.

Mr MJ Kilbride will retire as chief operating officer and executive director on 31 August 2008. The board expresses its appreciation for his contribution to the group.

The board welcomes Ms SEA Mngomezulu, nominated by Basadi ba Kopane Investments (Pty) Limited of the empowerment women's group consortium, who has been appointed to the board as non-executive director subsequent to the end of the reporting period.

The board is also pleased to announce that Mr J van Rooyen has been appointed as an independent non-executive director and member of the Audit, Risk and Compliance committee on 13 August 2008.

OUTLOOK

The group will benefit from higher coal volumes to leverage off the current buoyant coal prices. Improved mineral sands price prospects are expected to be offset by a continued strong Australian dollar and the impact of the rebuild of Furnace 2 at KZN Sands. Operating results from the base metals business are not expected to improve in the second half of 2008 due to lower zinc prices.

Significant increases in labour, fuel and electricity costs will continue to have an adverse effect on the operating results of the businesses under the group's management. Nevertheless, the group should deliver significantly improved earnings in the second half of 2008 mainly due to the favourable coal and iron ore market conditions. A strengthening rand will negatively impact on US dollar denominated income.

INTERIM DIVIDEND

The directors have declared an interim dividend number 11 of 175 cents per share in respect of the 2008 interim period. The dividend has been declared in South African currency and is payable to shareholders recorded in the records of the company at close of business on Friday, 19 September 2008.

In compliance with the electronic statement system of JSE Limited, the following dates are applicable:

Last date to trade *cum* dividend	Friday, 12 September 2008
Shares trade *ex* dividend	Monday, 15 September 2008
Record date	Friday, 19 September 2008
Payment date	Monday, 22 September 2008

Share certificates may not be dematerialised or rematerialised between 15 September 2008 and 19 September 2008 both days inclusive.

On Monday, 22 September 2008 the interim dividend will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 22 September 2008 will be posted on that date. Shareholders who have dematerialised their share certificates will have their accounts at their CSDP or broker credited on Monday, 22 September 2008.

On behalf of the board

SA Nkosi
(Chief Executive Officer)

DJ van Staden
(Chief Financial Officer)

13 August 2008

REGISTERED OFFICE
Exxaro Resources Limited
Roger Dyason Road
Pretoria West, 0183

Tel no: +27 12 307 5000
Fax no: +27 12 307 4080

TRANSFER SECRETARIES
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
PO Box 61051, Marshalltown, 2107

DIRECTORS: SA Nkosi (Chief Executive Officer)*, PM Baum, JJ Geldenhuys, U Khumalo, MJ Kilbride*, Dr D Konar, SEA Mngomezulu, VZ Mntambo, RP Mohring, NL Sowazi, J van Rooyen, DJ van Staden*, D Zihlangu

**Executive*

COMPANY SECRETARY: MS Viljoen

CORPORATE AFFAIRS AND STRATEGY: Trevor Arran (+27 12 307 3292)

Notes:

Notes:

Notes:

POWERING POSSIBILITY

exxaro

POWERING POSSIBILITY



END